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OICF/BY: dlw

DATE : 7/5/02

Annual Report and Accounts 2002



JM

Johnson Matthey

Contents

technology

Johnson Matthey is a speciality chemicals company focused on its core skills in:

Precious Metals, Catalysts and fine Chemicals.

Financial Highlights

	2002 £ million	2002 Exceptional items and goodwill amortisation £ million	**2002 Before exceptional items and goodwill amortisation £ million**	*% Increase over 2001*
Total turnover	4,830		4,830	*-18*
Sales excluding precious metals	1,093		1,093	*+12*
Operating profit	168.4	(24.9)	193.3	*+10*
Profit before tax	156.7	(30.5)	187.2	*+4*
Earnings per share	49.0p	(11.4)p	60.4p	*+6*
Dividend per share	24.6p		24.6p	*+6*

Operating Profit



£80.9m
£94.7m
£32.1m
£25.5m
2001
2002
Catalysts & Chemicals
Colours & Coatings

Earnings Per Share
Before Exceptional Items
and Goodwill Amortisation
Dividend Per Share



17.8p
19.0p
20.3p
23.3p
24.6p
1998
1999
2000
2001
2002

growth



I am pleased to report that 2001/02 was another year of solid growth for Johnson Matthey in the face of challenging market conditions and uncertainty in the world's leading economies.

Earnings per share before exceptional items and goodwill amortisation grew by 6%. We are recommending a final dividend of 17.1 pence, which will take the dividend for the year to 24.6 pence, also 6% up.

In line with the board's strategy, we have continued to invest heavily in new production technology particularly in our Catalytic Systems business, which enabled us to gain market share. We also stepped up our investment in research and development, particularly in fuel cells. The additions of Pharm-Eco Laboratories, Inc. and Meconic plc have enabled us to separate out Pharmaceutical Materials as a stand alone division which has enjoyed an excellent first year. The purchase of Avocado Research Chemicals Limited has added to our rapidly growing Chemicals Catalogue operation, which is part of our Chemicals business.

Our world leading Precious Metals Division performed very well achieving profits close to last year despite a significant drop in precious metal prices. Colours & Coatings faced some of the biggest challenges with a sharp fall in demand from the Tableware sector. Decisive action has been taken to reduce costs with the closure of a major site.

The board's strategy of investing in research and development and new manufacturing processes has underpinned the company's success in recent years. However, Johnson Matthey's most important investment is in developing our people to enable us to meet the challenges of the future. We focus on this key objective at all levels of the company. Our Training and Development of People Policy is set out on page 24 of this annual report. Johnson Matthey has a most professional and dedicated workforce. On behalf of the board I would like to thank all of them for their contribution during the year.

The company has a strong group of independent directors and is most fortunate to have the benefit of their knowledge and experience. Pat Retief retired from the board at the end of September 2001. During the eight years that Pat served as a non-executive director of Johnson Matthey his experience of international business and particularly the platinum group metals industry has been of great value to the board. Harry Fitzgibbons has decided to retire from the board at the conclusion of this year's Annual General Meeting. Harry has been a non-executive director since 1990 and during that time his business acumen and extensive knowledge of emerging technologies have been extremely helpful to the company. I would personally like to thank Pat and Harry most sincerely for their invaluable input. Ian Strachan joined the board as a non-executive director in January 2002. He has a strong international background in a wide range of industrial sectors.

In April the company announced that Graham Titcombe is to retire on 24th September 2002 after 42 years service, including 12 years as a main board director. During that time he has managed all of the group's major businesses. Graham's extensive experience of the company and its operations, along with his encyclopaedic knowledge of the precious metals industry and particularly the platinum group metals have been of immense value to Johnson Matthey. He has also been a much respected ambassador for the industry through his commitment to a wide range of international bodies such as the International Platinum Association, the World Fuel Cell Council, Eurometaux and the South African Business Council. On behalf of the whole board I would like to thank Graham for the very important role that he has played in the development and success of Johnson Matthey and wish him all the best for a well deserved, long and happy retirement.

In preparation for Graham's retirement, with effect from 1st August 2002, Neil Carson will take over board level responsibility for Precious Metals Division in addition to his current responsibility for Catalysts & Chemicals Division, and David Morgan will assume board responsibility for Colours & Coatings Division and the company's central research activities.

In May, our Chief Executive, Chris Clark, received the Society of Chemical Industry (SCI) 2002 Centenary Medal. This prestigious award was established in 1981 to commemorate SCI's first 100 years and is presented annually to acknowledge figures of distinction in science based industry or commerce. Chris is the 20th recipient of the SCI Centenary Medal and joins a distinguished roll of winners including Sir Richard Sykes of Imperial College, Jürgen Strube of BASF and Sir John Harvey-Jones.

Ultimately, the success of Johnson Matthey depends on our ability to deliver shareholder value. The last few years have seen good progress towards achieving this. Looking to the future, our talented staff and our continued emphasis on their professional development as well as our commitment to investment will enable us to continue to deliver growth and value to our shareholders.

Michael Miles

Michael Miles OBE
Chairman

Johnson Matthey delivered good results in 2001/02 despite more difficult market conditions.

Most of the growth was generated by Catalysts & Chemicals Division and the newly formed Pharmaceutical Materials Division. The group has continued to invest significantly in new production facilities and R&D to support future growth.

In 2001/02 we have made significant progress on growing our businesses, both by increasing investment in new facilities and R&D and also by the successful completion of three bolt-on acquisitions. Capital expenditure of £133.8 million has been carefully targeted at the growth parts of the business, particularly Catalytic Systems, Chemicals, Fuel Cells and Pharmaceutical Materials. Our investment in R&D has been increased, particularly for Fuel Cells.

Despite these major steps the group still has a strong balance sheet. This will allow us to invest in organic growth and pursue further bolt-on acquisitions.

Over the last two years in Catalytic Systems we have invested heavily in new process technology for autocatalyst production around the world. The majority of our products are now manufactured using this new technology, which enables us to produce more advanced catalysts to higher specifications at a minimum cost for our customers. In the coming year we will be completing the final phase of this investment programme. Capital expenditure in 2002/03 will be somewhat lower than in 2001/02.

New product development is the lifeblood of our autocatalyst business. In 2002/03 we will be putting additional investment into expanding our technology centres at Royston in the UK and Gothenburg in Sweden with particular emphasis on developing new diesel catalysts. Additional investment is also planned at our testing facilities in Detroit in the US and at Kitsuregawa in Japan.

In Chemicals, we are part way through a major project to expand and upgrade our platinum group metal refineries at Royston and Brimsdown in the UK and at West Deptford in the US. In collaboration with Chematur AB we have developed an innovative technology for catalyst recovery using a unique, patented processing technique. We will introduce this new technology in the second half of 2002/03 under the trade name Aquacat®. Two novel polymer fibre technologies, resulting from our investment in Oy Smoptech AB, were commercialised during the year and offer good prospects for growth. The year also saw the launch of Johnson Matthey Catalytic Services, a new business providing a fee based contract development and optimisation service for catalytic processes.

Our Fuel Cells business has made very good progress during the year in both product development and in emerging commercial relationships with key customers. We have been selected as the lead supplier and Membrane Electrode Assembly (MEA) development partner in several of our key customer programmes in the past year. These are targeting nearer term commercial opportunities in stationary and portable power applications as well as longer term automotive development. While our customer relationships remain largely confidential, the market is visibly developing. Some early commercial fuel cell products have been launched aimed at niche markets where early adopters of this new technology are willing to pay a premium for some of the benefits of fuel cells. These include back up power systems for telecommunications and portable power applications.

Johnson Matthey has maintained its position as the world's largest fabricator and distributor of platinum group metals (pgms). We continue to seek new markets for pgms and to invest in R&D to find new applications for the metals. We are the sole marketing agent for Anglo Platinum, which is the world's leading primary producer of pgms.

Demand for pgms has increased significantly over the last ten years. Consumption of platinum has risen by more than 50% to 6.2 million ounces per annum while palladium usage has grown even more strongly. The outlook for platinum is good with increasing demand for autocatalysts, particularly for diesel powered vehicles, and the continued growth of demand for platinum jewellery in China. The primary producers are responding to this anticipated growth by increasing supply but demand is still expected to outstrip supply over the next few years. Johnson Matthey is well positioned to benefit from this growth in the platinum market.

Colours & Coatings experienced more difficult market conditions in 2001/02 but still managed to achieve margins of 10%. Our recent investment strategy has ensured that we are the world's lowest cost frit producer, enabling us to protect our margins. New frit facilities in Spain and Brazil are being commissioned and will be fully operational by the summer of 2002. We are also continually introducing new high margin products, particularly in Glass, where over 35% of turnover comes from products launched in the last two years. Having completed the current investment in our new facilities future investment is likely to be reduced, resulting in strong cash generation.

Pharmaceutical Materials became a stand alone division in 2001 following the acquisitions of Pharm-Eco and Meconic. The new division has performed very well in its first year. The addition of Pharm-Eco has enabled the group to offer manufacturing services to

results



customers from pre-clinical trials all the way through to full scale manufacture of proprietary and generic drugs. The subsequent acquisition of Meconic has, through its operating company Macfarlan Smith, given the division a European base and provides major opportunities for cross selling and sharing research and development.

Johnson Matthey manufactures active pharmaceutical ingredients, which are sold to pharmaceutical companies. The division has a strong worldwide position in the manufacture of controlled substances, particularly painkillers where the world market is estimated to be growing at 6% p.a. Within that market the growth of semi-synthetic opiates is more rapid, both in North America and Europe. We were notified this month that the group will receive conditional registration from the US Drug Enforcement Administration (DEA) to import the raw materials needed to manufacture codeine and morphine. This will enable our West Deptford, New Jersey facility to improve its market share of opiate drugs in the US. Johnson Matthey will now be positioned to manufacture a full range of these products on both sides of the Atlantic. Overall, we see excellent long term growth prospects for this division.

Financial Highlights

In the financial year to 31st March 2002 Johnson Matthey's profit before tax, exceptional items and goodwill amortisation rose by 4% to £187.2 million. Earnings per share before exceptional items and goodwill amortisation rose by 6% to 60.4 pence.

Total sales fell by 18% to £4.8 billion reflecting significantly lower prices for platinum and palladium, particularly in the second half of the year. Sales excluding the value of precious metals rose by 12% to £1.1 billion, with double digit growth in Catalysts & Chemicals. Pharmaceutical Materials' sales benefited from the contribution from the two acquisitions made in 2001/02 as well as from good organic growth in the second half of the year.

Operating profit before exceptional items and goodwill amortisation rose by 10% to £193.3 million. The group had a net interest charge of £6.1 million compared with a net credit of £5.3 million last year. This change reflects the funding costs of the major investments and share buy-backs undertaken in the year, and higher interest paid on gold and silver leases.

The board is recommending to shareholders a final dividend of 17.1 pence making a total dividend for the year of 24.6 pence, an increase of 6%.

Operations

Catalysts & Chemicals Division's sales fell by 11% to £1,303 million reflecting the significant fall in pgm prices. Sales excluding the value of precious metals rose by 11% to £597 million. The division's operating profit rose by 17% to £94.7 million.

The Catalytic Systems business, which encompasses our global autocatalyst, heavy duty diesel and stationary source emission businesses, had an excellent year. Global car sales in Johnson Matthey's financial year were 2 to 3% down on last year but catalyst volumes were flat, as we gained market share in Europe.

The double digit growth in sales excluding the value of precious metals reflects the continued introduction of new products using more complex formulations with higher material costs. Over half of the products that we make in Catalytic Systems today have been introduced into production within the last two years. Margins have improved as these higher performance products, precision coated to tolerances that have become the industry benchmark, have saved our customers money whilst achieving tighter legislative limits.

The heavy duty diesel (HDD) market has also taken several steps forward in recent months. The retrofitting of aftertreatment devices has continued to grow as several major cities including New York, Los Angeles, Washington DC, Seattle and more recently Hong Kong and Tokyo, have instigated significant trials of clean buses and trucks. Johnson Matthey's patented CRT® technology has secured a majority share of these trials and subsequent sales. We are also collaborating with all manufacturers of HDD engines as they prepare to start fitting these devices as original equipment in the next few years.

Chemicals also had a good year, with most of the growth coming in pgm refining with increased intake from primary producers. Catalyst sales were weaker, reflecting the downturn in some of the end markets. A number of new products were introduced in 2001/02, which should have a positive impact on the current financial year. Construction began during the year on a pgm chemicals manufacturing facility in Shanghai, to better serve the developing Chinese market. The plant is scheduled to open in late summer 2002. Our catalogue based Research Chemicals business, which sells fine chemicals mainly to research institutes, pharmaceutical and chemical companies, achieved excellent growth. In February 2002 we acquired Avocado Research Chemicals Limited, which is a supplier of specialised organic chemicals with an established catalogue. Since acquisition the business has performed well.

We have stepped up our investment in Fuel Cells, the costs of which are included in the results of Catalysts & Chemicals Division. The year has seen the completion of our major investment in expanding fuel cell R&D and testing facilities at our research centre at Sonning Common, UK. This facility is now operating on a 24 hour basis and is an invaluable, worldclass resource for our research and product development teams as well as our partners in our many collaborative programmes. Good progress has been made on the first phase of our dedicated manufacturing facility for MEAs at Swindon, UK. A new plant for testing and developing fuel processors and associated catalyst coated components has been completed at West Whiteland, USA.

We continue to see excellent opportunities for our growth businesses despite uncertain economic conditions.

Precious Metals Division's sales fell by 24% to £3.2 billion, as a result of the fall in pgm prices. Despite this drop, the operating profit for the division fell by only 3% to £55.9 million. Commission income was lower, reflecting the impact of lower pgm prices. This reduction was largely offset by higher volumes of platinum sold, good results on pgm fabrication, and the inclusion in last year's figures of a one-off charge of £2.6 million to restructure our Canadian business.

Platinum and palladium prices fell sharply in the first half of 2001/02 from the highs seen in January 2001. The average price of platinum for the year was $503 per oz, 13% lower than in 2000/01. The average price of palladium was also lower at $473 per oz, down 39% in the same period. The prospect of a global economic slowdown, the liquidation of long positions held by speculators and, in the case of palladium, a sharp fall in consumer demand, saw prices reach their low points in October. Thereafter the prices of both metals enjoyed a modest recovery as economic sentiment improved in the USA and Russian palladium sales were curtailed.

Although negative market sentiment undermined the price of platinum, the metal's fundamentals remained strong with demand outstripping supply. Autocatalyst demand increased as the market share of diesel engine cars, which use platinum based catalysts, grew significantly and new legislation in Europe came into force. Although jewellery demand declined in the USA and Japan as consumer spending fell, the market in China once again displayed remarkable growth.

The group's platinum fabrication businesses achieved good growth in the year with most of the increase coming from products for medical devices. However, trading profit for the Gold and Silver business was below last year. The gold refining market remains very competitive with pressure on margins.

Colours & Coatings Division increased its sales by 1% to £253 million. Operating profit for the division fell by 21% to £25.5 million.

All of the division's businesses experienced weaker demand in the second half of the year. The Glass sector performed well with good sales of decorative and gold products in Europe. The Structural Ceramics sector, which sells mainly to the tile industry, achieved modest sales growth but margins came under pressure in the second half. Tableware experienced very difficult market conditions with a sharp fall in demand. The division took swift action to reduce costs by rationalising production including the closure of a major site in Staffordshire. This rationalisation should produce savings of £3 million in 2002/03 and £7 million in the following year and should also be cash positive following the sale of assets.

Pharmaceutical Materials Division increased sales by 200% to £106 million, with most of the rise coming from the acquisition of Meconic plc at the beginning of July 2001 and Pharm-Eco Laboratories, Inc., acquired in April 2001. Operating profit rose by 74% to £31.3 million.

Profit for the group's existing business, based in New Jersey in the US, was 8% up on last year at £19.4 million with most of the growth coming in the second half. The business benefited from three new product introductions, which received FDA approval in 2001/02 and were launched towards the end of the financial year. Meconic, through its operating company Macfarlan Smith, made a good start under Johnson Matthey ownership making a profit of £10.0 million in the nine month period with good sales of specialist opiates. Pharm-Eco also performed well with a steady increase in sales since its acquisition and a strong order book for the new financial year.

Outlook

The growth achieved by Johnson Matthey this year in difficult market conditions emphasises the resilience of the group. We continue to see excellent opportunities for our growth businesses despite uncertain economic conditions. The outlook for platinum demand remains encouraging. Both Catalysts & Chemicals and Pharmaceutical Materials are well placed to deliver further growth in the current year.



Chris Clark
Chief Executive

opportunities

Review of Results

In the year to 31st March 2002 turnover fell by 18% to £4.8 billion reflecting significantly lower average platinum and palladium prices. The average platinum price fell by 13% while palladium was 39% lower. Sales excluding the value of precious metals rose by 12% to £1.1 billion. Operating profit before exceptional items and goodwill amortisation rose by 10% to £193.3 million.

Divisional results are discussed in the Chief Executive's Statement on pages 4 to 7, and in the individual divisional reports on pages 12 to 19.

Profit before tax, exceptional items and goodwill amortisation for the group rose by 4% to £187.2 million. Earnings per share, before exceptional items and goodwill amortisation rose by 6% to 60.4 pence. The board is recommending to shareholders a final dividend of 17.1 pence, making a total dividend for the year of 24.6 pence, an increase of 6%. The dividend would be covered 2.5 times by earnings.

Sales and Margins

Johnson Matthey's turnover is heavily impacted by the high value of precious metals sold by the group particularly in the Precious Metals Division (PMD). The total value of sales each year varies according to the mix of metals sold and level of trading activity. The value of the precious metals included in sales is generally separately invoiced and payment made within a few days. Consequently, although return on sales (operating profit / total external sales) for the precious metals businesses is low, profit growth has been relatively stable and return on investment is high.

To provide a more useful measure of return on sales, the adjacent table shows sales by division excluding the value of precious metals. Total sales excluding precious metals were £1,093 million which was 12% up on last year and return on sales averaged 17.7% compared with 17.9% in 2000/01. The group's target for each of its divisions is to achieve a return on sales excluding precious metals in excess of 10%. All four divisions were ahead of that target in 2001/02.

Catalysts & Chemicals achieved 11% growth in sales excluding precious metals and improved margins despite additional research and development expenditure on fuel cells. PMD's sales excluding precious metals fell, partly reflecting the impact of lower metal prices on commissions, and partly following the exit from low margin product manufacturing in Canada which improved return on sales. Colours & Coatings' sales were slightly up but margins fell, particularly in the Tableware sector. Urgent action has been taken to reduce costs. Pharmaceutical Materials' sales and margins show the impact of the acquisitions made in the year.

	Sales excluding Precious Metals		Return on Sales	
	2001 £ million	**2002 £ million**	2001 %	**2002 %**
Catalysts & Chemicals	535	**597**	15.1	**15.9**
Precious Metals	162	**143**	35.5	**39.1**
Colours & Coatings	246	**251**	13.1	**10.2**
Pharmaceutical Materials	30	**101**	60.2	**30.9**
Discontinued	4	**1**	n/m	**n/m**
	977	**1,093**	17.9	**17.7**

Return on Investment

We set a target of 20% for the pre-tax return on assets (ROA) for all our businesses. For the group as a whole ROA was 22.2% (see pages 66 and 67) compared with 26.4% in 2000/01. The decline in the overall return reflects the more difficult trading conditions experienced in the year and the impact of the acquisitions made which are expected to take a few years to meet the group's target.

On a post-tax basis the return on invested capital was 15.6% which was well above the estimated weighted average cost of capital (WACC) for the group of 9%. The margin above the cost of capital for the year was 6.6%, which was below last year's figure of 8.5% but still very healthy.

Return on Capital


10%
2001
2002
Return on Invested Capital
Weighted Average Cost of Capital

On a post-tax basis the return on invested capital was 15.6% which was well above our cost of capital.

Exceptional Items and Goodwill Amortisation

Exceptional items included in operating profit gave rise to a net charge of £18.1 million. They comprised the cost of rationalising production in the Tableware sector of Colours & Coatings (£24.0 million); the cost of eliminating board and other related costs at Meconic plc following its acquisition (£1.3 million); partly offset by a gain on disposal of some of the group's holding of unhedged palladium stock (£7.2 million).

In addition, in early September 2001 we sold our loss-making French ceramic print business (part of Tableware). This sale gave rise to an exceptional book loss of £5.5 million shown in sale of discontinued operations.

Goodwill amortisation increased to £6.8 million following the acquisitions of Meconic plc, Pharm-Eco Laboratories, Inc., and Avocado Research Chemicals Limited.

Interest and Exchange Rates

The group had a net interest charge of £6.1 million for the year compared with a net credit of £5.3 million last year. The change reflects the funding cost of the major investments and share buy-backs undertaken in the period. Interest payable on gold and silver leases rose to £3.5 million in the year, compared with £1.4 million last year. This rise reflects higher average holdings and also high lease rates, particularly for silver in the second half of the year.

Exchange Rates


£/$
£/rand
1.7
1.6
1.5
1.4
1.3
1.2
20
16
12
8
4
March 2000
March 2001
March 2002
— £/$
— £/rand

Exchange translation reduced the group's profits by £2.1 million compared with 2000/01. The group benefited from the stronger US dollar which averaged \$1.43/£ compared with \$1.48/£ for our last financial year. However, this benefit was more than offset by the impact of other currencies, particularly the South African rand which averaged R13.7/£ compared with R10.8/£ in 2000/01. To some extent the group was able to mitigate this weakness by linking the prices of products manufactured in South Africa to the Euro or US dollar, which produced higher profits in rands.

Taxation

This year the group has adopted FRS 19, a new accounting standard requiring companies to provide fully for deferred tax. Last year's results have been restated accordingly. The effect of the new standard is to increase the group's average tax rate by about 1%, and to increase the net deferred tax liability included in the balance sheet by £44.3 million.

Compared with last year's restated figure, the group's total tax charge fell by £4.0 million, as a result of the inclusion of tax credits on the exceptional charges. Excluding these credits, tax was £1.9 million higher than last year, reflecting the growth in profit before tax.

Before exceptional items and goodwill amortisation the average tax rate for the year was 29.9%, which was very similar to last year.

Cash Flow

Johnson Matthey's net cash inflow from operations rose by 43% to £224.1 million. Working capital showed a small net inflow of £1.9 million. A significant reduction in debtors was achieved, benefiting in part from the fall in the palladium price. Inventories rose significantly at year end, part of which should be temporary, as metal holdings have been increased during the major upgrading of the pgm refinery at Royston.

Capital expenditure rose to £133.8 million, which was nearly £30 million higher than last year and represents about 2.8 times depreciation. Capital expenditure in 2002/03 is budgeted to be somewhat lower, at around 2 times depreciation. As a consequence of the high level of capital expenditure in 2001/02, free cash flow for the group (after interest, tax and dividends but before acquisitions and share buy-backs) was negative at £19.6 million.

The group spent a total of £230.9 million on acquisitions, which included £46.8 million of debt acquired and £40.6 million of loan notes issued as part of the purchase price. We also bought back 4.9 million shares in the year for a cash cost of £45.9 million (an average price of £9.32 per share), which has improved the financial efficiency of the balance sheet, and was earnings enhancing. As a consequence of this expenditure the group moved from a net cash position of £139.9 million at 31st March 2001 to a net borrowing position of £159.0 million at 31st March 2002.

Johnson Matthey's balance sheet remains very strong, with shareholders' funds of £813.7 million and gearing (net borrowings / shareholders' funds and minority interests) of 19%.

Pensions

In the accounts for the year ended 31st March 2002 the group is adopting the transitional arrangements for reporting under FRS 17, the new accounting standard on retirement benefits. Under these arrangements the surplus or deficit arising on the group's pension funds calculated in accordance with FRS 17 is shown as a note on the accounts on pages 46 and 47.

The group operates significant defined benefit pension schemes in the UK and in the US. At 31st March 2002 the group had a net surplus before tax on these schemes of £106.7 million calculated using FRS 17. Reported earnings for 2001/02 would not have been materially different under the new standard.

return

Financial Risk Management

We use financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with our underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments. Our Treasury department is run as a service centre rather than a profit centre.

Interest Rate Risk

At 31st March 2002 the group had net borrowings of £159.0 million. This included £70.2 million (US $100 million) of long term fixed rate borrowings in the form of an issue of US dollar bonds, which carry an interest coupon of 6.36%. The remaining 56% of the group's net borrowings are funded on a floating rate basis, mainly in the form of loans under committed bank facilities. A 1% change in all interest rates would have a 0.6% impact on group profit before tax. This is well within the range the board regards as acceptable.

Liquidity Policy

Our policy on funding capacity is to ensure that we always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. The group has committed bank facilities of £255 million. Borrowings drawn under these facilities at 31st March 2002 amounted to £107.5 million. The group also has a number of uncommitted facilities and overdraft lines.

Foreign Currency Risk

Johnson Matthey's operations are global in nature with the majority of the group's operating profits earned outside the UK. The group has operations in 34 countries with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk, we finance most of our US investment by US dollar borrowings. Although most of this funding is obtained by directly borrowing US dollars, some is achieved by using currency swaps to reduce costs and credit exposure. We also use local currency borrowings to fund our operations in other countries (see page 52).

We use forward exchange contracts to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Details of the contracts outstanding on 31st March 2002 are shown on page 55.

Platinum and Palladium Prices


US$
1,200
1,000
800
600
400
200
0
March 2000
March 2001
March 2002
Platinum
Palladium

Precious Metal Prices

Fluctuations in precious metal prices can have a significant impact on Johnson Matthey's financial results. Our policy for all our manufacturing businesses is to limit this exposure by hedging against future price changes where such hedging can be done at acceptable cost. The group does not take material exposures on metal trading.

All the group's stocks of gold and silver are fully hedged by leasing or forward sales. Currently the majority of the group's platinum group metal stocks are unhedged because of the lack of liquidity in the platinum metal markets.



John Sheldrick
Group Finance Director

Johnson Matthey has operations in 34 countries and employs around 7,000 people worldwide.

It is organised into four global divisions: Catalysts & Chemicals, Precious Metals, Colours & Coatings and Pharmaceutical Materials.

Catalysts & Chemicals

Catalytic Systems

Catalytic Systems comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emission control businesses. We are the world's leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing takes place in the USA, UK, Belgium, Mexico, Argentina, South Africa, Malaysia, India and China. R&D facilities are in the USA, UK, Sweden, Japan and Brazil.

Chemicals

Process Catalysts manufactures supported and homogeneous catalysts, fine chemicals and electrochemical products such as catalysts for fuel cells and gas detectors. Our platinum group metal (pgm) refining business recovers spent catalysts and other secondary material and also refines primary pgms from global mining operations. Manufacturing facilities are in the USA and UK. Our Research Chemicals business is based in the USA and UK.

Fuel Cells

Johnson Matthey is the world leader in catalysts and catalysed components for fuel cells.

Precious Metals

Our Precious Metals Division is organised into two groups; Platinum and Gold and Silver, and incorporates Johnson Matthey's precious metals marketing, fabrication and refining activities.

Platinum

Consists of our worldwide platinum marketing and fabrication activities. Marketing is headquartered in London with support facilities in Philadelphia and Hong Kong. We are the world's leading distributor of platinum group metals and the sole marketing agent for Anglo Platinum, the world's largest producer of platinum. Our platinum fabrication business makes a wide range of platinum group metal products primarily in the UK and USA.

Gold and Silver

Comprises our worldwide gold and silver refining and bullion manufacturing operations. Johnson Matthey is the market leader in the refining of gold and silver. The business serves the world's mining industries and recycles secondary scrap material. We are also a leading manufacturer of high purity small gold bars for investment and jewellery manufacture. Gold and silver refining operations are located in the UK, USA, Canada, Australia and Hong Kong.

Colours & Coatings

Colours & Coatings Division is ranked among the world's top three integrated suppliers of decorative products and associated raw materials for ceramics and glass. The division is structured into three businesses; Glass, Structural Ceramics and Speciality Coatings, which are organised around the key markets that we serve.

Glass

Based in the Netherlands, our Glass business manufactures black obscuration and silver conductive enamels for automotive glass. It also makes enamels and decorative precious metal products for other glass applications such as bottles and architectural glass.

Structural Ceramics

Our Structural Ceramics business manufactures colours, glazes and frits for the tile and sanitaryware industries, and includes our zircon business.

Speciality Coatings

Speciality Coatings supplies colours, glazes, decals and decorative precious metal products to manufacturers of fine china in the UK and around the world. It also produces a wide range of inorganic pigments and pigment dispersions for use in printing inks, paints, automotive finishes, woodstains and plastics.

Pharmaceutical Materials

Pharmaceutical Materials Division is a global, integrated supplier of active pharmaceutical ingredients, which provides services to pharmaceutical companies through every phase of the development of a new product.

Serving their respective markets in the US and Europe, the division's West Deptford and Macfarlan Smith operations provide customers with bulk manufacturing services from Phase Three clinical trials through commercialisation of a patented or generic drug. The division has leading positions in the manufacture of controlled substances and platinum based anticancer drugs.

The division's Pharm-Eco Laboratories business provides contract research and development and small scale manufacturing services from pre-clinical through to Phase Three clinical trials.

Catalysts & Chemicals Division produced a very strong performance with operating profit 17% up on 2000/01 at £94.7 million.

The division consists of the group's Catalytic Systems, Chemicals and Fuel Cells businesses.

Catalytic Systems

Catalytic Systems, which includes Johnson Matthey's global car catalyst, heavy duty diesel and stationary source emission control businesses, had another strong year. In North America, sales of new vehicles fell and catalyst volumes declined in our fiscal year. Our business performed well in this more difficult market, benefiting from the introduction of new technology. There was growth in the heavy duty diesel retrofit market during the year and we made gains in market share. The well publicised problems of the US power industry led to increased investment in small turbine generating capacity and growth in the market for catalysts for this application.

In Europe, vehicle sales fell slightly in our fiscal year. Our recent investment in new manufacturing technology has brought the opportunity to develop new, more advanced products with cost effective manufacturing routes. Customer acceptance of these innovations resulted in growth in our market share. As a result the European region's sales were well up on prior year. The new manufacturing facility, opened last year in Royston, UK, increased its output throughout the year. There was also a considerable increase in demand for catalysts made in South Africa. As a result we have expanded our plant near Johannesburg.

The investment programme to replace our manufacturing capacity with our new production technology, which allows more accurate control of materials and greater flexibility of product design is nearing completion. Production lines incorporating the new technology have now been installed at all of our plants around the world. During the year we completed our ninth manufacturing facility in Shanghai, China. This new plant was opened in June 2001 and is entirely based on our new technology.

Chemicals

The Chemicals business had a good year achieving growth in both revenues and profits in the face of mixed market conditions. The platinum group metal (pgm) refining business performed very well benefiting from strong demand, particularly from primary producers. However, the catalyst and chemical products businesses were affected by a downturn in some of the end markets that they serve. Two novel polymer fibre technologies, resulting from our investment in Oy Smoptech AB in Finland, were commercialised during the year and offer good prospects for growth: Smopex® a range of customised metal scavengers to aid recovery of precious metals and FibreCat® an anchoring technology for homogeneous catalysts. The year also saw the launch of Johnson Matthey Catalytic Services, a new business offering fee based contract development and optimisation of catalytic processes.

The expansion and upgrading of pgm refining facilities on both sides of the Atlantic continues apace. New smelting technology has been installed in the UK that further improves Johnson Matthey's competitive advantage in insoluble metals refining. An innovative technology for catalyst recovery using a patented processing technique has been developed in collaboration with Chematur AB and will be launched later this year under the trade name Aquacat®.

The Research Chemicals business achieved excellent results with good growth in the Alfa Aesar catalogue business and a strong contribution from the acquisition of Avocado Research Chemicals in February 2002. Avocado, based in Heysham, UK, is a leader in the manufacture and supply of organic compounds for use in research laboratories. Its well established catalogue predominantly serves customers in the fine chemical and pharmaceutical industries as well as in contract and academic research.

Fuel Cells

The Fuel Cells business continues to make excellent progress working in close collaboration with key customers to improve the performance and durability and to reduce the cost of fuel cell components. Early commercial fuel cell products have started to become available for premium back up power and portable applications, and we expect that by the middle of this decade joint efforts with customers will produce commercial products for an increasing number of premium markets in the small stationary sector. At the same time our automotive customers will be producing small fleets of vehicles to validate this new technology in the field. This will lead to mass-produced products for the transport sector at the end of this decade and into the next.

Our worldclass R&D and testing facilities at Sonning Common, UK have achieved dramatic improvements in the performance of our fuel cell products. These advances are placing us in a strong position to command a significant share of this new market as it reaches commercialisation. Work was completed during the year on a new plant for testing and developing fuel processors at West Whiteland, USA. The year also saw good progress on the first phase of our investment in a dedicated Membrane Electrode Assembly (MEA) manufacturing facility at Swindon, UK.

performance


Johnson Matthey
South Africa
10 Millionth Catalyst
September 1998


TDI






Turnover
£1,468m
£1,303m
2001
2002


Operating Profit
£80.9m
£94.7m
2001
2002

Research and Development

In Catalytic Systems we continue to invest in research and development and in testing capacity to match our regenerated manufacturing base and retain market leadership. During the year R&D activities have centred on improved three way catalysts for petrol vehicles and the development of products for lean burn engines, especially diesels. Heavy duty diesel engines are a focus for regulation in the coming years and we are investing in R&D to facilitate technical partnerships with the engine makers. R&D programmes in the Chemicals business continue to deliver new products and technologies to customers and more efficient processes at our plants. During the year these efforts resulted in the launch of new ranges of platinum group metal heterogeneous selective oxidation catalysts and highly active platinum on carbon catalysts for a wide variety of hydrogenation and other reactions. The business' ligand library continues to grow and a novel palladium based homogeneous catalyst has been developed in anticipation of increased demand for catalysts to carry out difficult coupling reactions.


demand


9999
1 KILO
LONDON





Turnover


£4,146m
2001
2002

Operating Profit


£57.4m
2001
2002

Research and Development

The division's research and development programmes are focused on two main areas. Fundamental work is being undertaken on the performance of catalysts for ammonia oxidation that is designed to improve conversion efficiencies whilst minimising the production of unwanted by-products, which act as greenhouse gases. Secondly, our US based medical components business is actively developing new products for use in cardiovascular devices. These utilise the unique characteristics of platinum group metal alloys and the super-elastic properties of nitinol. In support of this growing area, a new development cell is being established at our Pennsylvania facility, which will further reduce response times to customer requests for new medical products.

Precious Metals Division's operating profits were 3% down on last year at £55.9 million.

Trading conditions for the division's global platinum group metal (pgm) trading and marketing business proved less favourable as prices declined from the exceptional levels of recent years. However, demand for platinum and for fabricated pgm products continued to grow.

Platinum

Platinum and palladium prices fell sharply in the first half of 2001/02 from the highs seen in January 2001. The prospect of a global economic slowdown, the liquidation of long positions held by speculators and, in the case of palladium, a sharp fall in consumer demand, saw prices reach their low points in October. Thereafter the prices of both metals enjoyed a modest recovery as economic sentiment improved in the USA and Russian palladium sales were curtailed.

Although negative market sentiment undermined the price of platinum, the metal's fundamentals remained strong with demand outstripping supply. Autocatalyst demand increased as the market share of diesel engine cars, which use platinum based catalysts, grew significantly and new tougher legislation came into force in Europe. Although jewellery demand declined in the USA and Japan as consumer spending fell, the market in China once again displayed remarkable growth. Industrial demand grew modestly overall, with increased use in glassmaking, petroleum refining and dental alloys, partly offset by weaker demand for coating computer disks, as manufacturers cut production and inventory levels.

The palladium market moved into surplus during the year, with falling demand from all the main consuming sectors. Auto manufacturers continued to thrift palladium on autocatalysts and to shift back to platinum based catalysts for gasoline engines, while demand from dental alloy producers and electronic component manufacturers was affected by aggressive substitution away from palladium and a slump in demand for electronic goods.

The average price of platinum for the year was $503 per oz, 13% lower than in 2000/01. The average price of palladium was also lower at $473 per oz, down 39% in the same period. This decline in prices and the thin trading conditions experienced for much of the year reduced the profits of the division's marketing and trading operations from the record levels enjoyed in 2000/01.

Despite the difficult economic climate for our traditional products, profits from the division's pgm manufacturing activities in the UK and USA increased again this year. Our industry leading metallurgical expertise, combined with our capabilities in precision forming and machining, further strengthened our technological advantage in key sectors. New product introductions were well received by our customers and, additionally, generated revenue from technology licensing in selected markets. Our medical components business, based in the USA, had another good year with continued growth of base and precious metal components for surgical devices.

Gold and Silver

Johnson Matthey's gold and silver refineries located in Salt Lake City (USA), Brampton (Canada), Royston (UK), Melbourne (Australia) and Hong Kong enjoyed mixed fortunes. With world gold production unchanged, the market for primary gold refining continued to be very competitive but an improvement in the gold price in the second half of the year contributed to an increase in secondary refining. The performance of our Royston operation was impacted by high metal holdings at the start of the year as the refinery was reorganised to improve processing efficiency. The rationalisation of our Canadian business was completed during the year and the benefits of exiting low margin activities contributed to a further growth in profits. From 11th September onwards a series of gold price spikes stimulated dishoarding throughout the Asia region, which benefited the refineries in Hong Kong and Australia. In addition, the Hong Kong refinery achieved Good Delivery accreditation for its gold bars in August and Brampton was awarded similar status for its silver bars in December 2001.

Colours & Coatings Division's operating profits were 21% down on last year at £25.5 million as the result of intense margin pressure and difficult market conditions, particularly in the third quarter.

The Colours & Coatings Division is one of the world's leading suppliers of inorganic colours and the associated frits, glazes and enamels by which they are applied to a wide range of substrates.

The division serves a number of markets including automotive, glass, tile, sanitaryware, tableware, plastics, inks and surface coatings. The division is organised into three sectors reflecting its major markets: Structural Ceramics, which combines the Tile, Sanitaryware and Zircon businesses; Glass, which serves the automotive glass, architectural glass and glass packaging markets; and Speciality Coatings, which serves the tableware, plastics and surface coatings industries.

2001/02 saw the completion of expansion projects to serve growth markets in the tile and glass businesses. These are already delivering benefits. However, the sharp decline in the tableware market necessitated a review of the division's UK business, which will result in the closure of its Meir facility by early 2003. This has led to an exceptional charge of £24 million in the year. This rationalisation will result in savings of £3 million in 2002/03 and £7 million per annum from 2003/04 and should be cash positive following the sale of assets.

Structural Ceramics

The Structural Ceramics sector achieved modest sales growth despite a considerable softening of its market during the second half. However, while the business is well protected in a downturn by having some of the lowest unit costs in the industry, margin pressure was intense, particularly in the frit and zircon businesses, and operating profits fell slightly from last year's record levels. Work has been completed on the construction of a new highly automated frit manufacturing facility in Spain and the first kilns are now operational. A new frit plant in Brazil is nearing completion and will be operational early in 2002/03. The Brazilian facility will be the first to produce high quality, gas fired frits in the country and will provide both higher product quality and lower production costs. Asian markets slowed during 2001/02, but there was good growth in Eastern Europe. Products currently made by Structural Ceramics on the Meir site will be transferred to Spain and Italy.

Glass

The Glass sector performed well in the face of very difficult market conditions. Sales grew slightly and operating profits were similar to last year. The completion during the year of the business' £4 million expansion programme at the Glass masterplant in Maastricht enabled it to achieve record output of glass enamels. While both the European and North American markets for automotive black obscuration enamels were slower than in previous years, the business saw good growth in sales of conductive silver pastes. Consolidation of suppliers to the US market place is offering good opportunities to win new business. The business has a strong pipeline of new products and is conducting research into related market niches.

Speciality Coatings

The newly formed Speciality Coatings sector combines the division's Tableware and Pigments and Dispersions businesses. Its activities remain organised on market facing lines to serve the needs of the tableware, plastics and surface coatings industries. Sales and profits in the Tableware business fell sharply during the year as its market continued to contract, especially in the UK. The closure of the Meir facility will reduce Tableware's cost base significantly, yet will not significantly impact sales as most production will be relocated to other plants. The business also sold its decal printing facility in Limoges to local management in September as part of a reduction in its global capacity. Outside the UK and US, tableware sales increased slightly. Two important new colour ranges were launched during the year, targeted at the needs of porcelain and stoneware producers, and a new screen printing gold was also introduced to the market. Investment in the decorative gold facility in Royston has progressed well, delivering both a new range of products and environmental benefits. The Pigments and Dispersions business had a difficult year, with a small decline in sales in tough markets. Sales grew in Asia and the USA. Cadmium and transparent iron oxide margins were under pressure, but there was good growth in the Colourplex®, Micraflo® and Timbasol® product groups.

leading









Turnover


£251m
£253m
2001
2002

Operating Profit


£32.1m
£25.5m
2001
2002

Research and Development

Research for the Colours & Coatings Division is based at the Johnson Matthey Technology Centre and at the division's main European facilities. Research activities include fundamental studies into the base chemistry of the businesses' core products as well as new product development.

The introduction of new products and new application effects is an important part of the division's strategy for growth. Its customer markets are fashion driven and so development programmes are closely linked to the need to develop innovative new ways of using colours and to match changing consumer tastes.

Increasing environmental requirements are also leading to the development of heavy metal free ranges for all product areas and an increased focus on recyclability. There is also an increasing focus on new process development as well as new product development. New milling and drying technologies are reducing costs in zircon and glass. UV drying technology is reducing printing times and costs in decal, while a new gelling process has improved our liquid gold products. Good progress is being made on reducing process costs in colour production.


Challenger 15i

increase

Turnover


£35m
£106m
2001
2002

Operating Profit


£18.0m
£31.3m
2001
2002

Research and Development

Pharmaceutical Materials Division's research and development activities are primarily focused on developing manufacturing processes for active pharmaceutical ingredients. At West Deptford and Macfarlan Smith, the development of novel manufacturing and analytical methods for new products provides a steady pipeline of products for these businesses. Collaboration between the research and development groups at West Deptford and Macfarlan Smith is enabling the development of common products and implementation of the most efficient manufacturing processes within the two businesses. Macfarlan Smith has particularly strong extraction technology that complements West Deptford's strength in drug synthesis. This provides opportunities for synergies through the sharing of production technology and expertise. Pharm-Eco provides synthesis and process development services for drugs in pre-clinical and the early to middle phases of clinical trials. The ultimate success of any drug in these stages of clinical development is uncertain. However, Pharm-Eco's experience in product development and scale-up places Johnson Matthey in a strong position to manufacture commercial quantities for Pharm-Eco's clients should their products obtain regulatory approval.

Pharmaceutical Materials Division performed very well in 2001/02 with operating profits 74% up at £31.3 million.

Pharmaceutical Materials was created as a separate division in 2001 following the acquisition of Pharm-Eco Laboratories, Inc. and Meconic plc.

During the fiscal year 2001/02, Johnson Matthey acquired Pharm-Eco Laboratories, Inc. and Meconic plc, the parent company of Macfarlan Smith. These acquisitions, along with Johnson Matthey's long established active pharmaceutical ingredient (API) manufacturing business in West Deptford, USA, enable the newly formed Pharmaceutical Materials Division to provide the pharmaceutical industry with chemical synthesis, process development and manufacturing services throughout the entire life cycle of both proprietary and generic drugs. In addition, Macfarlan Smith provides Pharmaceutical Materials with a European base and offers major opportunities for cross selling and collaboration in development of new products for both the European and American markets, especially in the field of controlled drugs.

West Deptford

The division's West Deptford facility manufactures a range of small to medium volume, high value active pharmaceutical ingredients, mainly metal based and controlled substances. These products comprise ingredients used in both generic and proprietary drugs, including the platinum anticancer drugs cisplatin and carboplatin and the powerful painkillers fentanyl and hydromorphone. In 2001/02 sales at West Deptford increased 12% over the prior year despite a drop in revenues from platinum pharmaceuticals resulting from the termination of patent protection on cisplatin. Most of this growth occurred in the second half of the year when the business received regulatory approval for three new products, all of which were developed for new customers and were launched in early calendar year 2002. In support of these and other new products, a major expansion of manufacturing and laboratory facilities on the site is nearing completion with plant validation and commissioning early in fiscal year 2002/03. This expansion will immediately increase plant capacity by up to 40% and includes space for additional reactors as well as the necessary laboratories to support further growth.

Macfarlan Smith

Based in Edinburgh, UK, Macfarlan Smith is a world leader in the manufacture and marketing of controlled drugs. Johnson Matthey acquired Meconic plc, Macfarlan Smith's parent company in July 2001, and the business has performed well in Johnson Matthey's first nine months of ownership. Macfarlan Smith's product line of bulk opiates such as codeine, morphine and dihydrocodeine yielded good sales, and those of specialist opiates, several of which are being used in new applications or in novel dosage forms, showed excellent sales growth. Other established non-controlled products such as Bitrex™, an extremely bitter substance added to many household and garden products to prevent accidental poisoning, and galantamine, used in the treatment of Alzheimer's disease, also performed strongly. Late in the year, Macfarlan Smith completed a new manufacturing plant on its Edinburgh site. This facility was constructed to manufacture key specialist opiate and other controlled drug products and contains space for additional capacity to support expected growth in these products.

Pharm-Eco

Pharm-Eco Laboratories, Inc., based near Boston, USA, was acquired by Johnson Matthey in April 2001. Pharm-Eco is a leading provider of contract chemistry services to the pharmaceutical industry, including medicinal chemistry, process development and the manufacturing of drugs in the early and middle phases of their development cycle. Outsourcing of chemistry services by both small and large drug companies is a growing trend, and Pharm-Eco made excellent progress in all segments of its business during the year. Major new contracts were obtained in the areas of medicinal chemistry, as well as the small scale manufacture of products for use in clinical trials. Pharm-Eco has also expanded its activities in analytical chemistry services and by adding specialised equipment to perform process hazard assessments for customers. The business' sales grew well throughout the year with particularly strong growth in the second half of 2001/02. In support of this, a long term programme of installing additional laboratories and manufacturing capacity has been initiated at Pharm-Eco's principal site in Devens, Massachusetts. Employee numbers have grown by 33% from the time of acquisition.

Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community.

The company's Environment, Health and Safety (EHS) policies provide the guiding principles that ensure high standards are achieved at all sites around the world and afford a means of promoting continuous improvement based on careful risk assessment and comprehensive EHS management systems.

These policies, summarised in the company's policy statement (see box on page 21), are reviewed at regular intervals and a detailed revision was completed during the year with the assistance of external consultants. This work has given greater emphasis to formal management systems, in order to bring a systematic improvement in performance. Employee information and training requirements and the designation of corporate targets and performance measures for the businesses have also been strengthened. Corporate policies provide a framework for all Johnson Matthey businesses, which are required to formulate site specific policies to meet local requirements. During the year these issues were reviewed at a series of workshops and meetings that brought together general management and senior EHS professionals from across the group.

Board responsibility for EHS rests with the Group Managing Director who chairs the Environment, Health and Safety Committee (EHSC), a sub-committee of the board. The EHSC meets every two months to review and monitor EHS performance and consider key policy and operational issues. The division directors of Johnson Matthey's manufacturing operations are members of the committee together with the director of EHS. In addition the board undertakes a formal review of EHS performance annually and considers items of topical interest as they occur.

To ensure effective monitoring of performance, health and safety data is compiled monthly for consideration by the EHSC and general management. Environmental and resource efficiency information for the group is monitored locally and analysed annually.

EHS compliance audits are an integral part of Johnson Matthey's corporate EHS management system. During the year 37 in-depth EHS audits were completed across our operations in Europe, North America, Asia and Australia. Formal exit interviews with local site management are a feature of these audits and audit reports are reviewed by the EHSC with routine follow up on any outstanding issues. During the year further site visits were made to oversee health surveillance programmes by the Group Occupational Physician.

The year has seen a continued high level of capital investment in new plant and equipment within our existing businesses. In addition to introducing environmental improvements this has presented an opportunity to develop and operate processes that are inherently safer and more resource efficient than previous designs. Resource efficiency is a discipline that is second nature to managers in the businesses who are charged with the responsibility of handling materials and products of high intrinsic value, many of which are recyclable.

ISO 14001

ISO 14001 is the international standard representing 'best practice' in environmental management. The standard requires a critical third party assessment of the systems and performance of a business. Many of our major sites have adopted this standard and others are continuing to develop their environmental management systems.

In the last year our autocatalyst plant in Pilar, Argentina, the precious metal fabrication business in Melbourne, Australia, and our glass products facility in Maastricht, Netherlands, succeeded in achieving ISO 14001 certification. The Maastricht facility represents the first business in the Colours & Coatings Division to achieve certification to this prestigious standard. In total this brings the percentage of employees who work at sites with ISO 14001 accreditation to 28%, representing some 2,000 staff.

environment

Training

Over the last year a number of facilities have adopted interactive training systems in order to improve employee awareness of health and safety in the workplace. These systems are designed to complement conventional site training methods.

Target Setting

One of the key aims of Johnson Matthey's EHS policies is to demonstrate continuous improvement in EHS performance. Targets are set locally by business units to drive improvement and systems are in place to measure performance.

Typical targets include:

- Reduction in waste or emissions to air or water.
- Reduction in energy or commodity use.
- Completion of EHS training programmes.
- Completion of inspection programmes.
- Completing risk assessments and implementing controls.

Environmental, Health and Safety Reporting

Johnson Matthey is committed to reporting on its EHS performance. During 2002 we plan to publish a detailed review of group environmental, health and safety activity on the Internet. During this period we also plan to assess options for third party verification of the review.

Environment, Health and Safety Policy Statement

The company's Environment, Health and Safety policies have been widely disseminated and provide the guiding principles necessary to ensure that high standards are achieved at all sites around the world. They also afford a means of promoting continuous improvement based on careful risk assessment and comprehensive EHS management systems, against which all sites are audited.

This policy and its associated procedures are designed to achieve the following corporate objectives:

- That all locations meet legal and group environment, health and safety requirements.
- That the design, manufacture and supply of products is undertaken so as to satisfy the highest standards of health, safety, environmental protection and resource efficiency.
- That management systems are effective in maintaining standards and fulfilling the challenge of securing continuous improvement in environmental, health and safety performance.

In order to achieve these objectives we will:

- Provide leadership and commitment as an expression of the importance that the board and the senior management team places on EHS issues.
- Ensure accountability by holding corporate management and senior executives within each operating division and business unit responsible for EHS performance.
- Provide the financial and human resources to allow EHS issues to be given an appropriate level of priority.
- Provide good communication internally and externally and encourage employee involvement and cooperation at all levels in the organisation in meeting EHS objectives.
- Ensure competence on EHS matters through education, training and awareness at all levels in the organisation, including creating an understanding of individual responsibilities for health and safety and the environment.
- Undertake assessments to identify the risks to health, safety and the environment from company operations and ensure that appropriate control measures are implemented.
- Ensure that new investments are designed and operated to the latest standards so as to eliminate or minimise risks to health, safety and the environment.
- Investigate incidents to identify the root cause and take action to prevent recurrence.
- Promote programmes to achieve energy and resource efficiency.
- Set key corporate objectives and performance targets that can be measured and assessed, reporting results in a meaningful and transparent way both internally and externally.
- Undertake regular EHS inspections and audits of operations, and review performance to ensure continuous improvement in EHS management.

The group EHS management systems will be reviewed regularly to ensure that they reflect international best practice and our growing understanding of the practical application of sustainable development.

Board of Directors



1.


2.


3.


4.


5.


6.

1. C R N Clark MIM, CIMgt

Chief Executive, age 60; joined Johnson Matthey in 1962; headed Johnson Matthey's platinum marketing operations before assuming responsibility for Catalytic Systems Division in 1988, and, additionally, Colour and Print in 1990. Appointed an executive director in March 1990 and Group Managing Director in September 1995. Became Chief Operating Officer in July 1996 and appointed Chief Executive in June 1998. Currently a non-executive director of FKI plc.

2. J N Sheldrick MA, MSc, FCMA, FCT

Group Finance Director, age 52; joined Johnson Matthey as Executive Director, Finance in September 1990 and assumed current job title in September 1995. Additionally responsible for Pharmaceutical Materials from July 1999. Currently a non-executive director of API Group Plc. Previously Group Treasurer of The BOC Group plc.

3. I C Strachan

Age 59; appointed a non-executive director in January 2002. Currently a director of Reuters Group plc, Transocean Sedco Forex Inc., Instinet Group Inc., and Harsco Corporation. Previously, Deputy Chairman of Invensys Plc, Chief Executive of BTR plc and Deputy Chief Executive of Rio Tinto plc. A, M, N

4. H M P Miles OBE

Chairman, age 66; joined Johnson Matthey as a non-executive director in March 1990; appointed Chairman in June 1998. Currently a director of ING Baring Holdings Limited, Chairman of Korea-Europe Fund Plc and a non-executive director of BP plc, Balfour Beatty plc and other companies. Previously Chairman of Cathay Pacific Airways, Swire Group Hong Kong, a Director of HSBC, and John Swire & Sons Ltd, and a Vice President of the China Britain Business Council. A, M, N

5. N A P Carson BSc

Executive Director, Catalysts & Chemicals, age 45; joined Johnson Matthey in 1980; appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and the US. Appointed Managing Director, Catalysts & Chemicals in August 1999. Currently a non-executive director of Avon Rubber plc.

6. H E Fitzgibbons CVO, BA, JD

Age 65; appointed a non-executive director in May 1990. Currently Managing Director of Top Technology Ventures Ltd and several technology venture capital funds. A, M, N



7.



8.



9.



10.



11.

7. D C Titcombe

Group Managing Director, age 59; joined Johnson Matthey in 1960; appointed Division Director, Metals Division in 1984 and Director Precious Metals Marketing in 1988. Appointed Executive Director, Precious Metals in November 1990, and Managing Director, Precious Metals and Catalytic Systems in March 1994. In September 1995, he was appointed Managing Director of the enlarged Precious Metals Division. Appointed Group Managing Director in January 1999 and additionally responsible for Colours and Coatings from July 1999. Chairman of the Trustees of Johnson Matthey's UK pension schemes. Currently a non-executive director of Wagon plc.

8. D W Morgan MA, ACA

Executive Director, Group Corporate Development, age 44; joined Johnson Matthey in 1988 as a Division Finance Director. Has had responsibility for Finance and Planning in each of the group's divisions and was appointed Director of Corporate Development in 1995. Appointed an Executive Director in August 1999. Responsible for the group's Corporate Development activities and Legal and Secretarial affairs. Currently a non-executive director of RiverSoft plc.

9. C D Mackay MBA, MA

Age 62; appointed a non-executive director in January 1999. Currently Chairman of the Eurotunnel Group and of TDG plc, Deputy Chairman of Thistle Hotels plc, and a member of the board of INSEAD. Previously, Group Chief Executive and Deputy Chairman of Inchcape plc and has also served on a number of boards including those of HSBC Holdings plc, British Airways plc and Gucci Group NV. A, M, N

10. H R Jenkins CBE

Age 68; appointed a non-executive director in January 1996 when he retired as a director of The Prudential Corporation plc where he was Chairman and Chief Executive of Prudential Portfolio Managers. Latterly Chairman of Thorn plc and currently Chairman of Development Securities Plc and a non-executive director of EMI plc. He chaired the property advisory group at the Department of the Environment from 1990 to 1999. Previously Group Investment Director, Allied Dunbar Assurance and Director General of Investments, British Coal Pensions. A, M, N

11. M B Dearden MA

Age 59; appointed a non-executive director in April 1999. Currently, a non-executive director of Travis Perkins plc. Previously, Chief Executive of Castrol International and a main board director of Burmah Castrol plc. A, M, N

Committees of the Board

A *Audit Committee*
M *Management Development and Remuneration Committee*
N *Nomination Committee*

Other Senior Management

Catalysts & Chemicals
P N Hawker *Division Director, Catalytic Systems*
S M Christley *Division Finance Director, Catalytic Systems*
P C Framp *Managing Director, Autocatalyst, European Region*
J B Fowler *President, Autocatalyst, North America*
L C Pentz *Division Director, Chemicals*
G P Otterman *Division Finance Director, Chemicals*
J C Frost *Director, Fuel Cells*

Precious Metals
W F Sandford *Division Director*
B M O'Connell *Division Finance Director*
M Bedford *Director, Precious Metals Marketing*
M C F Steel *Market Research and Planning Director, Precious Metals Marketing*
A M Myers *Director, Noble Metals*
B J Doherty *Managing Director, Australasia*
J D McKelvie *Vice President, Gold and Silver, North America*
R J Tait *General Manager, Gold and Silver, UK*

Colours & Coatings
C M Hood *Division Director*
V Ros *Managing Director, Structural Ceramics*
J Murkens *Managing Director, Glass*
S P Murphy *Managing Director, Speciality Coatings*
T R Woolrych *Finance and Planning Director*

Pharmaceutical Materials
F K Sheffy *Division Director*
A J Caruso *Division Finance Director*
D S Mercer *Managing Director, Macfarlan Smith*
S A Zahr *General Manager, Pharm-Eco Laboratories*

Corporate
G J Coates *Group Treasurer*
S Farrant *Company Secretary and Senior Legal Adviser*
I D Godwin *Group Corporate Communications Manager*
M J L Henkel *Group Taxation Manager*
B A Murrer *Director, Technology Centre*
I F Stephenson *Director, Group Systems and Environment, Health and Safety, Human Resources and Pensions*

Employment Policies

Equal Opportunities
It is the policy of the group to recruit, train and manage employees who meet the requirements of the job, regardless of gender, ethnic origin, age or religion. Employees who become disabled and disabled people are offered employment consistent with their capabilities.

Training and Development of People
Johnson Matthey recognises the importance of recruiting the very highest calibre of employees, training them to achieve challenging standards in the performance of their jobs, and developing them to their maximum potential.

Our policy requires careful review of organisation structure, succession and the development of high potential people to meet our business goals. The Management Development and Remuneration Committee of the board takes a special interest in ensuring compliance with the Training and Development of People Policy.

Training and Development of People Policy
- Ensure highest standards in the recruitment of staff.
- Assess training needs in the light of job requirements.
- Ensure relevance of training and link with business goals.
- Employ and evaluate effective and efficient training methods.
- Promote from within, from high potential pools of talent.
- Understand employees' aspirations.
- Provide development opportunities to meet employees' potential and aspirations.

Employee Communications
Johnson Matthey recognises the importance of effective employee communications. Information and comment is exchanged with employees through the company's in-house magazine, regular news bulletins, presentations to staff and team briefings.

Corporate Governance

Statement of Compliance with the Combined Code

The company has applied all of the principles set out in section 1 of the Combined Code on Corporate Governance (the Code) relating to the structure and composition of the board, the remuneration of the directors, relations with shareholders and procedures for financial reporting, internal control and audit. This statement describes how the principles of the Code have been applied.

Throughout the year, the group has been in compliance with the provisions of the Code with the exception of the matter noted on page 26.

Directors and the Board

The board is responsible to the company's shareholders for the group's system of corporate governance, its strategic objectives and the stewardship of the company's resources. The board meets at least seven times per year and delegates specific responsibilities to board committees, as described below. The board reviews the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Company Secretary is responsible to the board, and is available to individual directors in respect of board procedures.

The board comprises the Chairman, the Chief Executive, four other executive directors and five other independent non-executive directors. Mr H R Jenkins has been appointed senior non-executive director. The role of non-executive directors is to enhance independence and objectivity of the board's deliberations and decisions. The executive directors have specific responsibilities, which are detailed on pages 22 and 23, and have direct responsibility for all operations and activities.

All directors submit themselves for re-election every three years.

Committees of the Board

The Chief Executive's Committee is responsible for the recommendation to the board of strategic and operating plans and on decisions reserved to the board where appropriate. It is also responsible for the executive management of the group's business. The Committee is chaired by the Chief Executive and meets monthly. It comprises the executive directors and six senior executives of the group.

The Audit Committee is a sub-committee of the board whose purpose is to assist the board in the effective discharge of its responsibilities for financial reporting and corporate control. The Committee is chaired by Mr H R Jenkins and meets twice a year. It comprises all the non-executive directors with the Chief Executive, the Group Finance Director and the external and internal auditors in attendance.

The Nomination Committee is a sub-committee of the board responsible for advising the board and making recommendations on the appointment of new directors. The Committee is chaired by Mr H M P Miles and comprises all the non-executive directors.

The Management Development and Remuneration Committee (MDRC) is a sub-committee of the board which determines on behalf of the board the remuneration of the executive directors. The Committee is chaired by Mr H M P Miles and comprises all the non-executive directors. The Chief Executive and Director of Human Resources attend by invitation except when their own performance and remuneration are discussed.

Directors' Remuneration

The Remuneration Report on pages 28 to 32, includes details of remuneration policies and of the remuneration of the directors.

Relations with Shareholders

The company reports formally to shareholders twice a year, when its half year and full year results are announced and an interim report and a full report are issued to shareholders. These reports are posted on Johnson Matthey's website (www.matthey.com). At the same time, executive directors give presentations on the results to institutional investors, analysts and the media in London and other international centres. Copies of major presentations are also posted on the company's website.

The Annual General Meeting (AGM) of the company takes place in London and formal notification is sent to shareholders with the annual report at least 20 working days in advance of the meeting. The directors are available, formally during the AGM and informally afterwards, for questions. Details of the 2002 AGM are set out in the notice of the meeting enclosed with this annual report.

The Chief Executive, Group Finance Director and other executive directors maintain a dialogue with institutional shareholders on the company's progress through a programme of meetings. All executive directors speak regularly at external conferences and presentations.

Accountability, Audit and Control

The statement of directors' responsibilities in relation to the accounts is set out on page 33.

In its reporting to shareholders, the board aims to present a balanced and understandable assessment of the group's financial position and prospects.

The group's organisational structure is focused on its four wholly owned divisions. These entities are all separately managed, but report to the board through a board director. The executive management team receive monthly summaries of financial results from each division through a standardised reporting process.

The group has in place a comprehensive annual budgeting process including forecasts for the next two years. Variances from budget are closely monitored.

The board has overall responsibility for the group's system of internal controls and for reviewing its effectiveness. The internal control systems are designed to meet the group's needs and address the risks to which it is exposed. Such a system can provide reasonable but not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the company which has been in place during the year under review and up to the date of approval of the annual report and accounts. The board regularly reviews this process.

The assessment of group and strategic risks is reviewed by the board and updated on an annual basis. At the business level, the processes to identify and manage the key risks are an integral part of the control environment. Key risks and internal controls are the subject of regular reporting to the Chief Executive's Committee.

The Group Control Manual, which is distributed to all group operations, clearly sets out the composition, responsibilities and authority limits of the various board and executive committees and also specifies what may be decided without central approval. It is supplemented by other specialist policy and procedures manuals issued by the group, divisions and individual business units or departments. The high intrinsic value of many of the metals with which the group is associated necessitates stringent physical controls over precious metals held at the group's sites.

The internal audit function is responsible for monitoring the group's systems of internal financial controls and the control of the integrity of the financial information reported to the board. The Audit Committee approves the plans for internal audit reviews and receives the reports produced by the internal audit function on a regular basis. Actions are agreed with management in response to the internal audit reports produced.

In addition, significant business units provide assurance on the maintenance of financial and non-financial controls and compliance with group policies through a programme of self-assessment. These assessments are summarised by the internal audit function and a report is made annually to the Audit Committee.

The directors confirm that the system of internal control for the year ended 31st March 2002 and the period up to 30th May 2002 has been established in accordance with the guidance 'Internal Control: Guidance for Directors on the Combined Code' issued in September 1999 and that they have reviewed the effectiveness of the system of internal control.

Auditors

The performance of the auditors is reviewed by the Audit Committee on a regular basis, including a formal review of the external auditors every three years. The next such formal review is due in 2003.

Both the board and the external auditors (KPMG Audit Plc) have for many years had safeguards to avoid the possibility that the auditors' objectivity and independence could be compromised. Our policy in respect of services provided by the external auditors is as follows:

> Audit related services – The external auditors are invited to provide services which, in their position as auditors, they must or are best placed to undertake. It includes formalities relating to borrowings, shareholder and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.

> Tax consulting – In cases where they are best suited, we use the external auditors. All other significant tax consulting work is put out to tender.

> General consulting – In recognition of increasing public concern over the effect of consulting services on auditors' independence, our policy henceforth is that the external auditors will not be invited to tender for any further general consulting work.

Non-Compliance with the Combined Code

The item in the Code with which the group did not comply in full throughout the period together with the appropriate Code reference is stated below:

Three of the executive directors are employed on contracts subject to two years' notice at any time, which the MDRC considers appropriate in the overall context of the executive directors' terms of employment. It is not currently proposed that this should be reduced further for existing service contracts. In the event of early termination of service contracts, the MDRC strongly endorses the principle of requiring the directors to mitigate their loss (B.1.7).

Going Concern

The directors have a reasonable expectation that the group has sufficient resources to continue in operational existence for the foreseeable future and have, therefore, adopted the going concern basis in preparing the accounts.

Directors' Report

The directors submit to shareholders their one hundred and eleventh annual report, together with the audited accounts of the group for the year ended 31st March 2002. Pages 1 to 33 are an integral part of the report.

Principal Activities

The group's principal activities are summarised on page 11.

Dividends

The interim dividend of 7.5 pence per share, up 0.5 pence, was paid in February 2002. A final dividend, which will be paid as an ordinary dividend, of 17.1 pence per share, up 0.8 pence, is being proposed to shareholders as Resolution 2 at the Annual General Meeting (AGM), making a total for the year of 24.6 pence, an increase of 6% over last year. Dividends for the year total £53.2 million.

A low cost Dividend Reinvestment Plan is in place for the benefit of shareholders. This allows them to purchase additional shares in Johnson Matthey with their dividend payment. Further information and a mandate can be obtained from the Company Secretary at the company's registered office.

Share Capital

Allotments of ordinary shares of £1 each of the company were made during the year as set out in note 24 on page 57.

The board will again seek shareholders' approval to renew the annual authority for the company to make purchases of its own ordinary shares through the market. Pursuant to the directors' authority renewed at the 2001 AGM, Johnson Matthey has in the financial year ended 31st March 2002 purchased an aggregate of 4,931,000 ordinary £1 shares (representing 2.25% of the called-up share capital as at 31st March 2002) for an aggregate consideration of £45.9 million. The purchases were made between 9th August 2001 and 30th January 2002. The shares were cancelled and the company's issued share capital reduced accordingly. The directors consider that these purchases were in the best interests of the shareholders generally and have resulted in an increase in earnings per share.

Employee Share Schemes

2,730 current and former employees, representing approximately 40% of employees worldwide as at 31st March 2002, are shareholders in Johnson Matthey through the group's employee share schemes, which held 1,898,888 shares (0.87% of ordinary share capital) at 30th May 2002. A total of 825 current and former executives hold options over 4,919,025 shares through the company's executive share option schemes.

Directors

Details of the directors of the company are shown on pages 22 and 23. Mr I C Strachan, appointed to the board on 23rd January 2002, offers himself for election at the forthcoming AGM. In accordance with the company's Articles of Association, Mr J N Sheldrick and Mr C D Mackay retire by rotation and, being eligible, offer themselves for re-election at the AGM.

Directors' Material Interests in Contracts

Other than service contracts, no director had any interest in any material contract with any group company at any time during the year.

Substantial Shareholdings

The company has been advised of the following notifiable interests in its ordinary share capital as at 30th May 2002:

Schroder Investment Management Ltd	9.60%
Deutsche Asset Management	5.74%
Scottish Widows Investment Partnership Ltd	3.99%
Legal & General Assurance Society Ltd	3.59%

Auditors

In accordance with section 384 of the Companies Act 1985, a resolution is to be proposed at the forthcoming AGM for the reappointment of KPMG Audit Plc as auditors of the company.

Policy on Payment of Commercial Debts

The group's policy in relation to the payment of all suppliers (set out in its Group Control Manual, which is distributed to all group operations) is that payment should be made within the credit terms agreed with the supplier. At 31st March 2002, the company's aggregate level of 'creditor days' amounted to 4 days. Creditor days are calculated by dividing the aggregate of the amounts which were owed to trade creditors at the end of the year by the aggregate of the amounts the company was invoiced by suppliers during the year and multiplying by 365 to express the ratio as a number of days.

Donations

During the year the group donated £298,000 (2001 £301,000) to charitable organisations, of which £274,000 (2001 £242,000) was in the UK. There were no political donations made in the year (2001 £ nil).

This report was approved by the directors on 30th May 2002 and is signed on their behalf by:



Simon Farrant
Company Secretary

Remuneration Report to Shareholders

Management Development and Remuneration Committee and its Terms of Reference

The Management Development and Remuneration Committee (the Committee) of the board comprises all the non-executive directors of the company as set out on pages 22 and 23. Mr Retief retired from the Committee on 30th September 2001 and Mr Strachan joined the Committee on 23rd January 2002.

The Committee's terms of reference are to determine on behalf of the board fair remuneration for the executive directors, which, while set in the context of what the company can reasonably afford, recognises their individual contributions to the company's overall performance. The Committee also believes strongly that remuneration policy should be completely aligned with shareholder interests. In addition the Committee assists the board in ensuring that the current and future management of the group are recruited, developed and remunerated in appropriate fashion.

The Committee also reviews the amount of profit to be appropriated to the company's employee share participation schemes.

The remuneration of the non-executive directors is determined by the board, within the limits prescribed by the company's Articles of Association.

Executive Remuneration Policy

The Committee recognises that, in order to maximise shareholder value, it is necessary to have a competitive pay and benefits structure. The Committee also recognises that there is a highly competitive market for successful executives and that the provision of appropriate rewards for superior performance is vital to the continued growth of the business. To assist with this the company, on behalf of the Committee, receives advice from independent remuneration consultants on the pay and incentive arrangements prevailing in comparably sized industrial companies in each country in which Johnson Matthey has operations. Total potential rewards are earned through the achievement of demanding performance targets based on measures which represent the best interests of shareholders.

The remuneration policy was reviewed by the Committee in 2001 and consists of basic salary, annual bonus, a long term incentive plan, share options and other benefits as detailed below. Following a comprehensive review in 2000/01 shareholder approval was obtained for the introduction of a new employee share option scheme and for certain changes to the company's existing Long Term Incentive Plan.

Executive directors' remuneration consists of the following:

Basic Salary – which is in line with the median market salary for each director's responsibilities as determined by independent surveys. Basic salary is normally reviewed on 1st August each year and the Committee takes into account individual performance during the year.

Annual Bonus – which is paid as a percentage of basic salary under the terms of the company's Executive Compensation Plan (which also applies to the company's 150 or so most senior executives). The executive directors' bonus award is based on consolidated profit before tax (PBT) compared with the annual budget. An annual bonus payment of 30% of basic salary (prevailing at 31st March) is paid if the group meets the annual budget. This bonus may rise to 50% of basic salary if the group achieves PBT of 107.5% of budget. There is a provision that a maximum 105% of basic salary may be paid to the Chief Executive and 85% to other executive directors if 125% of budgeted PBT is achieved. PBT must reach 95% of budget for a minimum bonus to be payable. The Committee has discretion to vary the awards made. The bonus awarded to executive directors in 2001/02 was 25.2% of salary at 31st March 2002.

Long Term Incentive Plan (LTIP) – The LTIP, introduced in August 1998, is designed to achieve above average performance and growth. Shares are allocated to directors and key executives subject to performance conditions being met. For shares allocated in the years 1998, 1999 and 2000 the number of shares released to the individual is dependent upon growth in Johnson Matthey's relative total shareholder return (TSR) compared with the FTSE 250 over a three year performance period. Earnings per share (EPS) is used as a second performance measure and requires an increase in EPS to be at least equal to the increase in UK RPI plus 2% p.a. over the performance period. 100% of the allocated shares will be released to the individual if the company's relative TSR is in the 75th percentile or above; 35% will be released at the 51st percentile. Pro-rata allocations will be made for performance between these percentiles. No shares will be released at or below 50th percentile performance.

In 2001 shareholder approval was obtained for certain changes to the LTIP. The LTIP will continue to provide for the release of shares based on the company's ranking in terms of TSR relative to the TSR of the FTSE 250 companies and EPS measure, as described above, but such performance targets will only apply to one half of the shares awarded. The other half of the shares placed under an award will be released dependent upon the achievement of an absolute TSR. The absolute TSR test is that no shares will be released should TSR performance achieved over a three year period be less than 30%. This rises to 100% being released should TSR performance over a three year period be 45% or more.

In determining the precise number of shares to be released at the conclusion of the performance period, the LTIP trustee will also take into account the underlying financial performance of the company.

Executive Remuneration Policy (continued)

Share Options – Option grants were not made to executive directors in the years 1998, 1999 and 2000. Previously, options were granted to executive directors under the 1985 scheme (under which the final grant was made in November 1994) and the 1995 schemes with the latter having a performance threshold target of EPS growth of UK RPI plus 2% over a three year period. Options under all the schemes were granted in annual tranches, up to the maximum permitted of four times earnings.

Following the review by independent remuneration consultants, the Committee obtained shareholder approval in 2001 for the introduction of a new employee share option scheme, known as the Johnson Matthey 2001 Share Option Scheme. The executive directors and approximately 700 employees are awarded an annual grant of share options under the terms of this scheme. For executive directors the Committee will award options annually up to a normal maximum of basic salary. The options will only be exercisable upon the achievement of appropriate performance targets. For the first grant the performance target will be based on a growth in EPS which is at least 4% p.a. over the rate of increase in the UK RPI over any three year period. The Committee has the discretion to alter the performance targets for future options after consultation with institutional investors, but not so as to make the targets less challenging.

Pensions – All the executive directors are members of the Johnson Matthey Employees Pension Scheme. Under the scheme, members are entitled to a pension based on their service and final pensionable salary subject to Inland Revenue limits. The scheme also provides life assurance cover of four times annual salary. The normal pension age for directors is 60. None of the non-executive directors are members of the scheme. Details of the individual arrangements for executive directors are given on page 30.

Other Benefits – Available to the executive directors are private medical insurance, a company car and membership of the company's employee share participation schemes which are open to all employees in the countries in which the company operates such schemes.

Service Contracts – Messrs Clark, Sheldrick and Titcombe are employed on contracts subject to two years' notice at any time, which the Committee considers appropriate in the overall context of their terms of employment. As Mr Titcombe will retire from the board on 24th September 2002, when he reaches his normal retirement age, only three months of his contract remain. Messrs Carson and Morgan, who were appointed to the board on 1st August 1999, are employed on contracts subject to one year's notice at any time. In the event of early termination, the Committee strongly endorses the principle of requiring those directors on two years' notice to mitigate their loss.

Remuneration

Directors' Emoluments 2001/2

	Fees £'000	Salary £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Executive						
C R N Clark	–	513	134	24	671	735
N A P Carson	–	201	53	26	280	287
D W Morgan	–	189	49	19	257	277
J N Sheldrick	–	272	71	19	362	400
D G Titcombe	–	288	75	26	389	427
Non-Executive[1]						
H M P Miles (Chairman)	165			16	181	150
M B Dearden	33				33	28
H E Fitzgibbons	33				33	28
H R Jenkins	37				37	28
C D Mackay	33				33	28
P F Retief	17[2]				17	28
I C Strachan	6[3]				6	–

Notes:

[1] Non-executive directors' fees are reviewed every three years and were last reviewed on 1st April 2001 for all non-executives and on 1st October 2001 for the Chairman.

[2] Retired September 2001.

[3] From date of appointment.

The annual bonus above is stated on an earned basis, i.e. in relation to performance in the year in question.

Benefits are shown as the assessment to tax for each director arising from the provision of a company car and for the executive directors, private medical insurance, plus the cost of company contributions to the Johnson Matthey Share Participation Scheme.

Executive directors may, with the consent of the board, normally accept one and a maximum of two external directorships and retain any related remuneration.

Pensions

Pensions and life assurance benefits for executive directors are provided through the company's final salary occupational pension scheme for UK employees – *The Johnson Matthey Employees Pension Scheme* (JMEPS) – which is constituted under a separate Trust Deed. JMEPS is an exempt approved scheme under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988 and its members are contracted-out of the State Earnings Related Pension Scheme.

The pensions benefits earned by the executive directors are as follows:

	Age as at 31st March 2002	Years of service at 31st March 2002	Director's contribution to JMEPS in the year [4] £'000	Increase in accrued pension in the year [2] £'000	Total accrued pension at 31st March 2002 [1] £'000	Increase in the transfer value as at 31st March 2002 [3] £'000	FURBS contribution in the year [5] £'000	FURBS related tax payments [6] £'000
C R N Clark	60	39	17	42	371	705	N/A	N/A
N A P Carson	44	21	8	13	82	104	N/A	N/A
D W Morgan	44	13	4	3	26	21	40	27
J N Sheldrick	52	11	4	3	31	36	66	44
D G Titcombe	59	41	12	21	203	333	N/A	N/A

Notes:

(1) The entitlement shown under 'Total accrued pension at 31st March 2002' is the pension which would be paid annually on retirement, based on pensionable service to 31st March 2002. The pension would however be subject to an actuarial reduction of 0.3% per month for each month that retirement precedes age 60.

(2) The increase in accrued pension during the year excludes any increase for inflation.

(3) The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note 11 less directors' contributions. No allowance has been made in the transfer values for any discretionary benefits that have been or may be awarded under JMEPS.

(4) Members' contributions are at the general scheme rate of 4% of pensionable pay, i.e. basic salary excluding bonuses.

(5) On the recommendation of the actuary, the company has suspended contributions to JMEPS until the next actuarial valuation.

(6) The JMEPS' benefits and contributions for Messrs Morgan and Sheldrick are restricted by reference to the 'earnings cap' imposed by the Finance Act No. 2, 1989. Contributions have therefore been paid to a Funded Unapproved Retirement Benefits Scheme (FURBS) established by the company, independently of JMEPS, with effect from 1st April 2000. The purpose of the FURBS is to provide retirement and death benefits in relation to basic salary in excess of the earnings cap on the same basis as the JMEPS. Because the FURBS is not exempt approved under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988, payments have been made to meet the tax liabilities in respect of these contributions.

Directors' Interests

The interests of the directors in the shares of the company as at 31st March 2002, according to the register required to be kept by section 325(1) of the Companies Act 1985, were:

1 Ordinary Shares

	31st March 2002	31st March 2001
C R N Clark	26,362	24,706
N A P Carson	19,899	18,239
M B Dearden	2,000	2,000
H E Fitzgibbons	1,125	1,125
H R Jenkins	1,500	1,500
C D Mackay	12,500	12,500
H M P Miles	562	562
D W Morgan	18,586	16,930
J N Sheldrick	35,378	33,673
I C Strachan	1,000	–*
D G Titcombe	33,167	37,725

* at date of appointment.

The directors are also deemed to be interested in the shares held by two employee benefit trusts (see note 17 on page 51).

Directors' Interests (continued)

2 Share Options

As at 31st March 2002, individual holdings under the company's executive share option schemes were as set out below. Options are not granted to the non-executive directors.

	Date of grant	Ordinary shares under option	Exercise price (pence)	Date from which exercisable	Expiry date	Total number of ordinary shares under option
C R N Clark	17.7.96	41,379	574.50	17.7.99	17.7.06	
	17.7.97	46,083	556.00	17.7.00	17.7.07	
	18.7.01	48,938	1083.00	18.7.04	18.7.11	136,400 (2001: 139,539)
N A P Carson	14.7.98	15,964	524.00	14.7.01	14.7.08	
	22.7.99	18,035	585.50	22.7.02	22.7.09	
	18.7.01	19,391	1083.00	18.7.04	18.7.11	53,390 (2001: 71,831)
D W Morgan	14.7.93	12,086	447.95	14.7.96	14.7.03	
	13.7.94	10,157	526.71	13.7.97	13.7.04	
	17.8.95	33,518	578.89	17.8.98	17.8.05	
	17.7.96	12,233	574.50	17.7.99	17.7.06	
	6.1.97	19,000	553.00	6.1.00	6.1.07	
	14.7.98	15,835	524.00	14.7.01	14.7.08	
	22.7.99	17,472	585.50	22.7.02	22.7.09	
	18.7.01	18,098	1083.00	18.7.04	18.7.11	138,399 (2001: 120,301)
J N Sheldrick	13.7.94	32,400	526.71	13.7.97	13.7.04	
	17.7.96	30,776	574.50	17.7.99	17.7.06	
	27.11.97	35,488	553.00	27.11.00	27.11.07	
	18.7.01	25,854	1083.00	18.7.04	18.7.11	124,518 (2001: 98,664)
D G Titcombe	17.8.95	38,098	578.89	17.8.98	17.8.05	
	17.7.96	30,776	574.50	17.7.99	17.7.06	
	17.7.97	14,250	556.00	17.7.00	17.7.07	
	18.7.01	27,424	1083.00	18.7.04	18.7.11	110,548 (2001: 83,124)

Notes:

a Between 1st April 2001 and 31st March 2002 the following options were exercised:

	Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
C R N Clark	17.8.95	31.7.01	52,077	578.89	1028.82
N A P Carson	17.7.96	31.7.01	8,758	574.50	1028.82
	6.1.97	31.7.01	17,500	553.00	1028.82
	17.7.97	31.7.01	11,574	556.00	1028.82

b Gains made on exercise of options by directors during the year totalled £412,092 (2001: £1,039,584).

c The closing market price of the company's shares at 31st March 2002 was 1046 pence and the range during 2001/02 was 768 pence to 1110 pence.

Directors' Interests (continued)

3 **LTIP Allocations**

Number of allocated shares:

	As at 31st March 2001	Allocations during the year	Shares released during the year	As at 31st March 2002
C R N Clark	200,072	63,886	69,686	194,272
N A P Carson	57,340	20,251	8,833	68,758
D W Morgan	55,261	18,901	8,761	65,401
J N Sheldrick	109,884	27,001	38,676	98,209
D G Titcombe	113,460	28,640	38,676	103,424

The LTIP was introduced in 1998 and replaced the Term Plan. Final payments under the Term Plan were made in July 2000 and included payments to the executive directors totaling £318,643 as reported last year. On 31st July 2001 the 1998 LTIP allocation was released to participants. As the company's TSR performance relative to the FTSE 250 was in the 90th percentile during the periods under measurement, 100% of the shares were released in accordance with the rules as approved by shareholders. EPS performance targets as described on page 28 were also achieved. The outcome was that EPS increased by 31% over the performance period compared to the minimum target of 12.7%. This resulted in the following gains:

	Number of shares released	Share price when released pence	Gain £
C R N Clark	69,686	1028.82	716,944
N A P Carson	8,833	1028.82	90,876
D W Morgan	8,761	1028.82	90,135
J N Sheldrick	38,676	1028.82	397,906
D G Titcombe	38,676	1028.82	397,906

Johnson Matthey Share Price and FTSE 250 rebased to 100
(23rd July 1998 to 19th July 2001)



JM Share Price
FTSE 250 rebased to 100
1,200
900
600
300
0
200
150
100
50
0
July 1998
July 1999
July 2000
July 2001
JM Share Price
FTSE 250 rebased to 100

At the end of the three year period, Johnson Matthey was ranked 24th in the FTSE 250 in terms of percentage increase in average TSR. The company's TSR growth for the period was 104.7% compared with the average for the FTSE 250 of 38.9%.

Directors' interests at 30th May 2002 were unchanged from those listed above with the following exceptions:

The Trustees of the Johnson Matthey Share Incentive Plan, which replaced the Share Participation Scheme on 1st April 2002, have purchased on behalf of Messrs Clark, Carson, Morgan, Sheldrick and Titcombe a further 69 ordinary shares each.

Michael Miles

Michael Miles OBE
Chairman

Responsibility of Directors

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and apply them consistently,
- make judgments and estimates that are reasonable and prudent,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts,
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Report of the Independent Auditors

to the members of Johnson Matthey Public Limited Company

We have audited the accounts on pages 34 to 64.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the annual report. As described above this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 25 and 26 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31st March 2002 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
30th May 2002

Consolidated Profit and Loss Account

	Notes	2002 Before exceptional items and goodwill amortisation £ million	2002 Exceptional items and goodwill amortisation £ million	2002 Total £ million	2001 Before exceptional items and goodwill amortisation restated £ million	2001 Total restated £ million
Turnover	1					
Continuing operations		**4,761.6**	**–**	**4,761.6**	5,899.5	5,899.5
Acquisitions		**67.3**	**–**	**67.3**	–	–
Total continuing operations		**4,828.9**	**–**	**4,828.9**	5,899.5	5,899.5
Discontinued operations	3	**1.2**	**–**	**1.2**	4.2	4.2
Group turnover		**4,830.1**	**–**	**4,830.1**	5,903.7	5,903.7
Operating profit	1					
Continuing operations		**181.2**	**–**	**181.2**	174.9	174.9
Acquisitions		**12.7**	**–**	**12.7**	–	–
Total continuing operations before goodwill amortisation		**193.9**	**–**	**193.9**	174.9	174.9
Goodwill amortisation		**–**	**(6.8)**	**(6.8)**	–	(0.3)
Continuing operations before exceptional items		**193.9**	**(6.8)**	**187.1**	174.9	174.6
Exceptional items	2	**–**	**(18.1)**	**(18.1)**	–	(0.6)
Total continuing operations		**193.9**	**(24.9)**	**169.0**	174.9	174.0
Discontinued operations	3	**(0.5)**	**–**	**(0.5)**	0.1	0.1
Group operating profit	5	**193.4**	**(24.9)**	**168.5**	175.0	174.1
Share of profit in associates – continuing		**(0.1)**	**–**	**(0.1)**	0.2	0.2
Share of profit in associates – discontinued	3	**–**	**–**	**–**	(0.2)	(0.2)
Total operating profit		**193.3**	**(24.9)**	**168.4**	175.0	174.1
Profit on sale / closure of discontinued operations						
Sale of French print business	2	**–**	**(5.5)**	**(5.5)**	–	–
Closure of Metawave Video Systems Ltd	2	**–**	**(0.1)**	**(0.1)**	–	(1.1)
Sale of Electronic Materials		**–**	**–**	**–**	–	3.4
Sale of Organic Pigments		**–**	**–**	**–**	–	(1.2)
Profit on ordinary activities before interest		**193.3**	**(30.5)**	**162.8**	175.0	175.2
Net interest	4	**(6.1)**	**–**	**(6.1)**	5.3	5.3
Profit on ordinary activities before taxation	6	**187.2**	**(30.5)**	**156.7**	180.3	180.5
Taxation	7	**(56.0)**	**5.8**	**(50.2)**	(54.1)	(54.2)
Profit after taxation		**131.2**	**(24.7)**	**106.5**	126.2	126.3
Equity minority interests		**0.3**	**–**	**0.3**	(0.6)	(0.6)
Profit attributable to shareholders		**131.5**	**(24.7)**	**106.8**	125.6	125.7
Dividends	8	**(53.2)**	**–**	**(53.2)**	(51.3)	(51.3)
Retained profit for the year	25	**78.3**	**(24.7)**	**53.6**	74.3	74.4

		pence		pence	restated pence	restated pence
Earnings per ordinary share						
Basic	9	**60.4**		**49.0**	57.2	57.3
Diluted	9	**59.7**		**48.5**	56.5	56.5
Dividend per ordinary share	8	**24.6**		**24.6**	23.3	23.3

The notes on pages 40 to 64 form an integral part of the accounts.

Consolidated and Parent Company Balance Sheets

	Notes	Group 2002 £ million	Group 2001 restated £ million	Parent company 2002 £ million	Parent company 2001 restated £ million
Fixed assets					
Goodwill	11	**182.6**	8.6	**0.2**	0.2
Tangible fixed assets	12	**495.1**	386.8	**155.3**	137.1
Investments	13	**2.7**	1.0	**390.0**	210.0
		680.4	396.4	**545.5**	347.3
Current assets					
Stocks	15	**414.3**	278.8	**246.7**	117.3
Debtors: due within one year	16	**345.2**	416.2	**646.9**	736.8
Debtors: due after more than one year	16	**108.8**	103.9	**264.5**	246.5
Short term investments	17	**16.6**	15.9	**13.9**	12.2
Cash at bank and in hand	18	**92.6**	237.4	**3.6**	159.1
		977.5	1,052.2	**1,175.6**	1,271.9
Creditors: Amounts falling due within one year					
Borrowings and finance leases	18	**(65.8)**	(19.8)	**(45.4)**	–
Precious metal leases	20	**(131.0)**	(91.8)	**(139.2)**	(111.0)
Other creditors	21	**(359.2)**	(367.8)	**(754.4)**	(747.8)
Net current assets		**421.5**	572.8	**236.6**	413.1
Total assets less current liabilities		**1,101.9**	969.2	**782.1**	760.4
Creditors: Amounts falling due after more than one year					
Borrowings and finance leases	18	**(185.8)**	(77.7)	**(178.7)**	(70.3)
Other creditors	21	**(0.4)**	(1.0)	**(0.2)**	(24.5)
Provisions for liabilities and charges	22	**(98.1)**	(79.2)	**(50.3)**	(40.1)
Net assets		**817.6**	811.3	**552.9**	625.5
Capital and reserves					
Called up share capital	24	**218.7**	222.5	**218.7**	222.5
Share premium account	25	**128.2**	123.2	**128.2**	123.2
Capital redemption reserve	25	**4.9**	–	**4.9**	–
Associates' reserves	25	**(0.2)**	–	**–**	–
Profit and loss account	25	**462.1**	461.0	**201.1**	279.8
Shareholders' funds		**813.7**	806.7	**552.9**	625.5
Equity minority interests		**3.9**	4.6	**–**	–
		817.6	811.3	**552.9**	625.5

The accounts were approved by the Board of Directors on 30th May 2002 and signed on its behalf by:

C R N Clark
J N Sheldrick
Directors

The notes on pages 40 to 64 form an integral part of the accounts.

Consolidated Cash Flow Statement

Reconciliation of operating profit to net cash inflow from operating activities

	Notes	2002 £ million	2001 £ million
Operating profit		**168.5**	174.1
Depreciation and amortisation charges		**55.1**	41.1
Profit on disposal of tangible fixed assets and investments		**(1.4)**	(0.7)
(Increase) / decrease in owned stocks		**(83.6)**	15.0
Decrease / (increase) in debtors		**73.9**	(82.0)
Increase in creditors and provisions		**11.6**	9.0
Net cash inflow from operating activities		**224.1**	156.5

Cash Flow Statement

	Notes	2002 £ million	2001 £ million
Net cash inflow from operating activities		**224.1**	156.5
Dividends received from associates		**0.1**	0.1
Returns on investments and servicing of finance	27	**(4.9)**	5.8
Taxation		**(55.8)**	(38.2)
Capital expenditure and financial investment	27	**(131.0)**	(94.7)
Acquisitions and disposals			
Acquisitions	27	**(143.5)**	(6.2)
Disposals	27	**(2.2)**	0.6
Net cash outflow for acquisitions and disposals		**(145.7)**	(5.6)
Equity dividends paid		**(52.1)**	(46.5)
Net cash outflow before use of liquid resources and financing		**(165.3)**	(22.6)
Management of liquid resources	27	**0.2**	157.8
Financing			
Issue and purchase of share capital	27	**(44.1)**	7.9
Increase / (decrease) in borrowings and finance leases	27	**57.5**	(12.1)
Net cash inflow / (outflow) from financing		**13.4**	(4.2)
(Decrease) / increase in cash in the period		**(151.7)**	131.0

Reconciliation of net cash flow to movement in net debt

	Notes	2002 £ million	2001 £ million
(Decrease) / increase in cash in the period		**(151.7)**	131.0
Cash (inflow) / outflow from movement in borrowings and finance leases	28	**(57.5)**	12.1
Cash inflow from term deposits included in liquid resources		**(0.2)**	(157.8)
Change in net funds / debt resulting from cash flows		**(209.4)**	(14.7)
Borrowings acquired with subsidiaries		**(46.8)**	(1.3)
Loan notes issued to acquire subsidiaries		**(40.6)**	–
New finance leases		**(4.3)**	–
Translation difference	28	**2.2**	(9.9)
Movement in net funds / debt in year		**(298.9)**	(25.9)
Net funds at beginning of year	28	**139.9**	165.8
Net (debt) / funds at end of year	28	**(159.0)**	139.9

The notes on pages 40 to 64 form an integral part of the accounts.

	2002 £ million	2001 restated £ million
Profit attributable to shareholders	**106.8**	125.7
Currency translation differences on foreign currency net investments and related loans	**(8.0)**	9.5
Taxation on translation differences on foreign currency loans	**0.5**	(9.7)
Total recognised gains and losses relating to the year	**99.3**	125.5
Prior year adjustment	**(44.3)**	
Total recognised gains and losses recognised since last annual report	**55.0**	

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2002 and 2001.

Movement in Shareholders' Funds

for the year ended 31st March 2002

	2002 £ million	2001 restated £ million
Profit attributable to shareholders	**106.8**	125.7
Dividends	**(53.2)**	(51.3)
Retained profit for the year	**53.6**	74.4
Other recognised gains and losses relating to the year	**(7.5)**	(0.2)
New share capital subscribed	**6.1**	7.9
Rollover of share options on acquisitions	**0.7**	–
Purchase of own shares	**(45.9)**	–
Net movement in shareholders' funds	**7.0**	82.1
Opening shareholders' funds (originally £851.0 million before prior year adjustment of £44.3 million)	**806.7**	724.6
Closing shareholders' funds	**813.7**	806.7

The notes on pages 40 to 64 form an integral part of the accounts.

Accounting Policies

Accounting convention: The accounts are prepared in accordance with applicable accounting standards under the historical cost convention.

Basis of consolidation: The consolidated accounts comprise the accounts of the parent company and all its subsidiary undertakings and include the group's interest in associates and joint ventures.

The results of companies acquired or disposed of in the year are dealt with from or up to the effective date of acquisition or disposal respectively. The net assets of companies acquired are incorporated in the consolidated accounts at their fair values to the group at the date of acquisition.

The parent company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985.

Turnover: Comprises all invoiced sales of goods and services exclusive of sales taxes.

Financial Instruments: The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with the group's underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments.

A discussion of how the group manages its financial risks is included in the Financial Review on page 10. Financial instruments are accounted for as follows:

> Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation are included in other debtors / other creditors. At maturity, or when the contract ceases to be a hedge, gains and losses are taken to the profit and loss account.

> Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Option premia are recognised at their historic cost in the group balance sheet as prepayments. At maturity, or upon exercise, the option premia net of any realised gains on exercise are taken to the profit and loss account.

> Interest rate swaps are occasionally used to hedge the group's exposure to movements on interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

> Currency swaps are used as balance sheet hedging instruments to hedge foreign currency assets and borrowings. Currency swaps are used to reduce costs and credit exposure where the group would otherwise have cash deposits and borrowings in different currencies. The difference between spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. These swaps are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation are included in other debtors / other creditors. Realised gains and losses on these currency swaps are taken to reserves in the same way as for the foreign investments and borrowings to which the swaps relate.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed as a note on the accounts.

The group has taken advantage of the exemption available for short term debtors and creditors.

Foreign currencies: Profit and loss accounts in foreign currencies and cash flows included in the cash flow statement are translated into sterling at average exchange rates for the year. Foreign currency assets and liabilities are translated into sterling at the rates of exchange at the balance sheet date. Gains or losses arising on the translation of the net assets of overseas subsidiaries and associated undertakings are taken to reserves, less exchange differences arising on related foreign currency borrowings. Other exchange differences are taken to the profit and loss account.

Research and development expenditure: Charged against profits in the year incurred.

Goodwill: Goodwill arising on acquisitions made after 1st April 1998 is capitalised and amortised on a straight line basis over the estimated useful economic life, which is 20 years or less if it is considered appropriate. Goodwill previously eliminated against reserves has not been reinstated, but will be charged to the profit and loss account on subsequent disposal of the businesses to which it relates.

Depreciation: Freehold land and certain office buildings are not depreciated. The depreciation charge and accumulated depreciation of these properties would be immaterial and they are reviewed for impairment annually. Other fixed assets are depreciated on a straight line basis at annual rates which vary according to the class of asset, but are typically; leasehold property 3.33% (or at higher rates based on the life of the lease), freehold buildings 3.33%, plant and equipment 10% – 33%.

Leases: The cost of assets held under finance leases is included under tangible fixed assets and the capital element of future lease payments is included in borrowings. Depreciation is provided in accordance with the group's accounting policy for the class of asset concerned. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account using the annuity method. Rentals under operating leases are expensed as incurred.

Grants in respect of capital expenditure: Grants received in respect of capital expenditure are included in creditors and released to the profit and loss account in equal instalments over the expected useful lives of the related assets.

Precious metal stocks: Stocks of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango. Leased metal is valued at market prices at the balance sheet date. Other precious metal stocks owned by the group, which are unhedged, are valued at the lower of cost and net realisable value.

Other stocks: These are valued at the lower of cost, including attributable overheads, and net realisable value.

Deferred taxation: Provided on all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less tax in the future.

Pensions and other retirement benefits: The group operates a number of contributory and non-contributory schemes, mainly of the defined benefit type, which require contributions to be made to separately administered funds. The cost of these schemes is charged to the profit and loss account over the service lives of employees in accordance with the advice of the schemes' independent actuaries. Variations from the regular cost are spread over the average expected remaining service lives of current employees. The cost of the defined contribution schemes is charged to the profit and loss account as incurred.

The cost of post-retirement health care benefits is charged to the profit and loss account on a systematic basis over the expected service lives of employees. The actuarial liability for the cost of these benefits is fully provided for in the balance sheet.

Change of accounting policy: Under the provisions of Financial Reporting Standard (FRS) 19 – 'Deferred Tax', which the group adopted on 1st April 2001, the group has restated its deferred tax balances to recognise deferred tax on all timing differences that have originated but not reversed by the balance sheet date as a change in accounting policy. Consequently the group has restated its comparatives for the year to 31st March 2001. The effect is to increase the taxation charge for the year included in the profit and loss account by £1.9 million. The taxation charge on translation differences on foreign currency loans in the statement of recognised gains and losses has increased by £11.1 million. The deferred tax balance included in provisions for liabilities and charges has increased by £44.8 million and debtors now include a deferred tax asset of £0.5 million. The effect on the year to 31st March 2002 is to increase the taxation charge in the profit and loss account by £0.8 million and the taxation credit on translation differences on foreign currency loans in the statement of recognised gains and losses by £0.2 million.

Change in disclosure: Under the transitional arrangements of FRS 17 – 'Retirement Benefits' additional disclosures are required for pensions and other retirement benefits for the year ended 31st March 2002.

1 Segmental information

	Turnover 2002 £ million	Turnover 2001 restated £ million	Operating profit 2002 £ million	Operating profit 2001 restated £ million	Net operating assets 2002 £ million	Net operating assets 2001 restated £ million
Activity analysis						
Catalysts & Chemicals	**1,302.6**	1,467.6	**94.7**	80.9	**446.4**	413.4
Precious Metals	**3,167.4**	4,145.7	**55.9**	57.4	**82.0**	38.8
Colours & Coatings	**253.4**	251.0	**25.5**	32.1	**200.7**	193.4
Pharmaceutical Materials	**105.5**	35.2	**31.3**	18.0	**268.4**	39.4
Corporate	**–**	–	**(13.6)**	(13.3)	**(20.9)**	(16.3)
	4,828.9	5,899.5	**193.8**	175.1	**976.6**	668.7
Discontinued operations	**1.2**	4.2	**(0.5)**	(0.1)	**–**	2.7
Total turnover	**4,830.1**	5,903.7				
Goodwill amortisation (note 11)			**(6.8)**	(0.3)		
Exceptional items included in total operating profit (note 2)			**(18.1)**	(0.6)		
			168.4	174.1	**976.6**	671.4
Profit on sale / closure of discontinued operations (note 2)			**(5.6)**	1.1		
Net interest			**(6.1)**	5.3		
Profit on ordinary activities before taxation			**156.7**	180.5		
Net (borrowings and finance leases) / cash					**(159.0)**	139.9
Net assets					**817.6**	811.3

	Turnover 2002 £ million	Turnover 2001 restated £ million	Operating profit 2002 £ million	Operating profit 2001 restated £ million	Net operating assets 2002 £ million	Net operating assets 2001 restated £ million
Geographical analysis by origin						
Europe	**3,304.1**	4,111.8	**75.3**	66.9	**625.0**	421.0
North America	**1,280.1**	1,585.2	**84.6**	81.4	**245.1**	158.4
Asia	**955.5**	1,094.4	**13.3**	13.8	**48.7**	65.7
Rest of the World	**271.3**	307.7	**20.6**	13.0	**57.8**	23.6
	5,811.0	7,099.1	**193.8**	175.1	**976.6**	668.7
Discontinued operations	**2.0**	5.0	**(0.5)**	(0.1)	**–**	2.7
	5,813.0	7,104.1				
Less inter-segment sales	**(982.9)**	(1,200.4)				
Total turnover	**4,830.1**	5,903.7				
Goodwill amortisation (note 11)			**(6.8)**	(0.3)		
Exceptional items included in total operating profit (note 2)			**(18.1)**	(0.6)		
			168.4	174.1	**976.6**	671.4
Profit on sale / closure of discontinued operations (note 2)			**(5.6)**	1.1		
Net interest			**(6.1)**	5.3		
Profit on ordinary activities before taxation			**156.7**	180.5		
Net (borrowings and finance leases) / cash					**(159.0)**	139.9
Net assets					**817.6**	811.3

1 Segmental information (continued)

	2002 £ million	2001 £ million
External turnover by geographical destination		
Europe	**2,070.0**	2,459.0
North America	**1,356.4**	1,858.8
Asia	**1,112.8**	1,293.2
Rest of the World	**290.9**	292.7
Total turnover	**4,830.1**	5,903.7

Turnover by destination relating to the United Kingdom amounted to £1,277.5 million (2001 £1,568.2 million).

The activity analyses have been restated to show Pharmaceutical Materials as a new segment. This was previously included within Catalysts & Chemicals but is now shown separately as a result of its increased size. The group sold its French print business (part of Colours & Coatings) during the year and its results are now reported in discontinued operations (note 3).

2 Exceptional items

An exceptional charge of £18.1 million (2001 £0.6 million) has been included in total operating profit. This comprises:

	2002 £ million	2001 £ million
Profit on sale of unhedged palladium	**7.2**	–
Cost of rationalising Meconic plc	**(1.3)**	–
Cost of rationalising Colours & Coatings	**(24.0)**	–
Cost of rationalising Precision Studios	**–**	(0.6)
	(18.1)	(0.6)

These charges arise in Europe (£17.4 million, 2001 £0.6 million), North America (£0.6 million) and Rest of the World (£0.1 million).

The sale of the group's French print business produced a net loss of £5.5 million (note 30).

Metawave Video Systems Ltd, an associate, went into administration last year and further costs of £0.1 million were incurred this year.

3 Discontinued operations

	Turnover		Operating profit	
	2002 £ million	2001 £ million	2002 £ million	2001 £ million
French print business	**1.2**	4.2	**(0.5)**	0.1

The group's discontinued associate is Metawave Video Systems Ltd, and the group's share of its loss is £ nil (2001 £0.2 million) (note 2).

4 Net interest

	2002 £ million	2001 £ million
Interest payable on bank loans and overdrafts	**(10.9)**	(6.8)
Interest payable on other loans	**(6.1)**	(5.6)
	(17.0)	(12.4)
Other interest receivable	**10.9**	17.7
Net interest	**(6.1)**	5.3

5 Group operating profit after exceptional items and goodwill amortisation

	2002 Continuing operations £ million	2002 Acquisitions £ million	2002 Total continuing operations £ million	2002 Discontinued operations £ million	2002 Total £ million	2001 Total £ million
Group turnover	4,761.6	67.3	4,828.9	1.2	4,830.1	5,903.7
Cost of materials sold	(4,156.8)	(28.3)	(4,185.1)	(0.6)	(4,185.7)	(5,330.6)
Net revenues	604.8	39.0	643.8	0.6	644.4	573.1
Other cost of sales	(310.1)	(20.0)	(330.1)	(0.5)	(330.6)	(265.6)
Gross profit	294.7	19.0	313.7	0.1	313.8	307.5
Distribution costs	(58.4)	(1.4)	(59.8)	(0.2)	(60.0)	(57.8)
Administrative expenses	(78.7)	(6.2)	(84.9)	(0.4)	(85.3)	(75.6)
Group operating profit	157.6	11.4	169.0	(0.5)	168.5	174.1

For continuing operations, exceptional credits of £4.6 million (2001 £ nil) are included in cost of materials sold, and exceptional charges of £18.4 million (2001 £0.6 million) are included in other cost of sales, £0.5 million (2001 £ nil) in distribution costs and £2.5 million (2001 £ nil) in administrative expenses. For acquisitions, exceptional charges of £1.3 million (2001 £ nil) are included in administrative expenses.

6 Profit on ordinary activities before taxation

		2002 £ million	2001 £ million
Profit on ordinary activities before taxation is arrived at after charging / (crediting):			
Research and development		47.6	42.3
less external funding received		(3.0)	(2.4)
Net research and development		44.6	39.9
Depreciation	– on owned assets	48.0	40.6
	– on leased assets	0.3	0.2
Auditors' remuneration	– parent company	0.4	0.4
	– subsidiary undertakings	0.7	0.7
	– group	1.1	1.1
Other fees paid to auditors and their associates	– United Kingdom	0.5	0.3
	– Rest of the World	0.3	0.5

Other fees paid to KPMG relate to tax compliance and tax advice mainly for the group's overseas subsidiaries (£0.2 million), acquisition related work including due diligence (£0.1 million), assistance in the implementation of a new ERP computer system (£0.4 million) and statutory and other compliance work (£0.1 million).

		2002 £ million	2001 £ million
Operating lease rentals	– on plant and machinery	2.3	2.1
	– on other operating leases	6.7	6.4

Directors' fees were £0.3 million (2001 £0.3 million) and other emoluments were £2.0 million (2001 £2.1 million). Details are given in the Remuneration Report on pages 28 to 32.

7 Taxation

7a Analysis of tax charge in the year

	2002 £ million	2002 £ million	2001 restated £ million	2001 restated £ million
Current tax				
UK corporation tax on profits for the year		**9.2**		32.5
Adjustment for prior years		**1.6**		–
		10.8		32.5
Double taxation relief		**(0.3)**		–
		10.5		32.5
Foreign tax on profits for the year	**33.1**		28.5	
Adjustment for prior years	**(4.1)**		–	
		29.0		28.5
Total current tax		**39.5**		61.0
Deferred tax				
Origination and reversal of timing differences	**16.5**		(5.7)	
Adjustment to estimated recoverable amount of deferred tax assets arising in prior years	**(0.1)**		(1.3)	
Total deferred tax		**16.4**		(7.0)
Associates		**0.1**		0.1
		56.0		54.1
Tax on exceptional items included in total operating profit – current tax		**(2.0)**		(0.2)
Tax on exceptional items included in total operating profit – deferred tax		**(3.2)**		–
Tax on profit on sale / closure of discontinued operations – current tax		**(0.6)**		0.3
Total taxation		**50.2**		54.2

7b Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are as follows:

	2002 £ million	2001 £ million
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**187.2**	180.3
Taxation charge at UK corporation tax rate of 30% (2001 30%)	**56.2**	54.1
Effects of:		
Overseas tax rates	**5.6**	4.3
Pension credits and contributions	**(3.5)**	(1.6)
Provisions	**(2.3)**	0.4
Capital allowances for the year less than / (in excess of) depreciation	**0.1**	(5.7)
Stock adjustments	**(10.3)**	14.9
Expenses not deductible for tax purposes	**1.4**	1.5
Non-taxable income	**(0.7)**	(1.7)
Net utilisation of tax losses	**(2.7)**	(6.4)
Adjustments for prior years	**(2.5)**	–
Other	**(1.8)**	1.2
Current tax charge for the year	**39.5**	61.0

7c Factors that may affect future tax charges

The group expects to benefit in future years from the new UK research and development tax credits regime and estimates that it is likely to reduce the tax rate by about 0.8%. The overall tax rate would be likely to rise if the proportion of profits in overseas territories increases reflecting the higher corporation tax rates in those countries in which the group operates. In addition the tax rate would be impacted by the extent to which losses are available to offset taxable income.

No deferred tax is recognised on the unremitted earnings of the overseas subsidiaries, associates and joint ventures other than in the case of the group's captive insurance company where cumulative deferred tax of £0.9 million (charge for the year £0.1 million) has been provided on an accrued dividend.

8 Dividends

	2002 **£ million**	2001 £ million
Interim ordinary dividend paid – 7.5 pence per share (2001 7.0 pence per share)	**16.2**	15.4
Final ordinary dividend proposed – 17.1 pence per share (2001 16.3 pence per share)	**37.0**	35.9
Total dividends	**53.2**	51.3

9 Earnings per ordinary share

Profit for the year attributable to shareholders is £106.8 million (2001 restated £125.7 million). This is divided by the weighted average number of shares in issue calculated as 217,829,287 (2001 219,467,375) to give basic earnings per share of 49.0 pence (2001 restated 57.3 pence).

The calculation of diluted earnings per share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 2,357,398 (2001 2,816,102), giving diluted earnings per share of 48.5 pence (2001 restated 56.5 pence).

Before exceptional items, the tax thereon and goodwill amortisation, basic earnings per share were 60.4 pence (2001 restated 57.2 pence) and diluted earnings per share were 59.7 pence (2001 restated 56.5 pence).

	2002 **£ million**	2001 restated £ million
Attributable profit	**106.8**	125.7
Goodwill amortisation	**6.8**	0.3
Exceptional items	**23.7**	(0.5)
Tax thereon	**(5.8)**	0.1
Adjusted profit	**131.5**	125.6
Earnings per share before exceptional items and goodwill amortisation		
Basic	**60.4p**	57.2p
Diluted	**59.7p**	56.5p

10 Employee information

10a Employee numbers

	2002	2001 restated
The average monthly number of employees during the year was as follows:		
Catalysts & Chemicals	**3,272**	2,834
Precious Metals	**1,128**	1,152
Colours & Coatings	**1,858**	1,958
Pharmaceutical Materials	**406**	103
Research and Corporate	**266**	225
Average number of employees – continuing	**6,930**	6,272
Discontinued operations	**58**	153
Average number of employees – total	**6,988**	6,425
Actual number of employees at 31st March	**6,996**	6,637

The number of temporary employees included above at 31st March 2002 was 225 (2001 205).

10b Employee costs

	2002 £ million	2001 £ million
Wages and salaries	**187.5**	161.2
Social security costs	**19.0**	17.5
Other pension costs / (credits)	**3.0**	(1.5)
Total employee costs	**209.5**	177.2

10c Retirement benefits

(i) United Kingdom pension schemes

The group's principal UK pension scheme is of the defined benefit type which requires contributions to be made to a separately administered fund. At 1st April 2000, the date of the latest actuarial valuation, the market value of the UK scheme's assets was £633.0 million, the actuarial value of which represented 141% of the liability for benefits that had accrued to that date, making full allowance for future salary and pension increases. This represents an actuarial surplus of £164.2 million which, following actuarial recommendations, has permitted the company to suspend contributions for the foreseeable future. A surplus cannot be refunded to the company except by dissolution of the scheme in accordance with the rules of the scheme and relevant legislation. The financial assumptions applicable to the last actuarial valuation at 1st April 2000 were: long term rate of investment return 6.75%, dividend increase rate 4%, general salary and wage inflation rate 5% and pension increase rate 3%.

In accordance with the applicable accounting standard, the surplus on the group's principal UK pension fund has been spread over the average of the expected remaining service lives of current employees (12 years) as a variation from regular cost. The regular pension cost is assessed using the projected unit method.

The group's other UK pension schemes relate to Meconic plc which the group acquired on 9th July 2001. Meconic operates a number of defined contribution schemes and one scheme, closed to new members on 31st December 1998, providing benefits based on final pensionable salary. The assets of these schemes are held in separately administered funds. At 31st December 1999, the date of the latest actuarial valuation, the market value of the defined benefits scheme's assets was £18.6 million, the actuarial value of which represented 104% of the liability for benefits that had accrued to that date, making full allowance for future salary and pension increases. This represents an actuarial surplus of £0.8 million which has been spread over the average of the expected remaining service lives of current employees (10 years) as a variation from regular cost. The regular pension cost is assessed using the attained age method. The financial assumptions applicable to the last actuarial valuation at 31st December 1999 were: long term rate of investment return 7.0% reduced to 5.0% in respect of the period post retirement, general salary and wage inflation rate 4.5% and pension increase rate 3%.

10c Retirement benefits (continued)

(ii) Foreign schemes

Pension costs relating to foreign schemes are charged in accordance with local best practice using different accounting policies. The group's largest foreign scheme is in the US, which is of the defined benefit type and which requires contributions to be made to a separately administered fund. This scheme is accounted for using the applicable US accounting standard. The cost of obtaining actuarial valuations for the purpose of adjusting to the applicable UK accounting standard is considered to be out of proportion to the benefits to be gained.

(iii) Other retirement benefits

These costs are charged on an accruals basis similar to that used for pensions. The actuarial liability for the cost of these benefits is fully provided for in the balance sheet.

(iv) Profit and loss account and balance sheet impact of providing retirement benefits

The effect of providing pensions and other retirement benefits on operating profit was as follows:

	2002 £ million	2001 £ million
United Kingdom		
Regular pension cost	**(12.5)**	(10.7)
Variation from regular cost	**8.2**	10.1
Interest on prepayment	**7.0**	6.6
Cost of post-retirement medical benefits	**(0.4)**	(0.3)
	2.3	5.7
Overseas		
Cost of foreign pension schemes	**(4.5)**	(3.6)
Cost of post-retirement medical benefits	**(0.8)**	(0.6)
	(3.0)	1.5

The following prepayments and provisions relating to pension schemes and other post-retirement benefits are included in the group and parent company's balance sheets:

	Group		Parent company	
	2002 £ million	2001 £ million	2002 £ million	2001 £ million
Prepaid pension costs in the UK	**107.7**	103.9	**107.7**	103.9
Prepaid pension costs overseas	**3.0**	–	**–**	–
Provision for foreign pensions	**1.0**	9.0	**–**	–
Provision for post-retirement medical benefits – UK	**4.2**	3.9	**4.1**	3.9
Provision for post-retirement medical benefits – overseas	**12.7**	12.2	**–**	–
Provision for other post-retirement benefits – overseas	**–**	0.4	**–**	–

(v) FRS 17 – 'Retirement Benefits' disclosures

The group operates defined benefit pension schemes in the UK and the US. Full actuarial valuations were carried out at 1st April 2000 for the principal UK scheme, 31st December 1999 for the Meconic defined benefits scheme and 30th June 2001 for the US schemes and updated to 31st March 2002 by qualified independent actuaries. For the principal UK scheme the company made no contributions in the year and the company has suspended contributions for the foreseeable future. The contribution to the Meconic defined benefits scheme amounted to £0.6 million (at a rate of 17%) and to the US schemes £11.3 million. The Meconic defined benefits scheme closed to new members on 31st December 1998 and under the projected unit method the current service cost would increase as the members of the scheme approach retirement. The group operates a number of other small schemes around the world which are not material and their net liabilities of £0.4 million are included in the balance sheet.

10c Retirement benefits (continued)

(v) FRS 17 – 'Retirement Benefits' disclosures (continued)

The main assumptions at 31st March 2002 were:

	UK schemes %	US schemes %
Rate of increase in salaries	4.75	4.50
Rate of increase in pensions in payment	2.75	–
Discount rate	5.80	7.25
Inflation	2.75	3.50
Current medical benefits cost trend rate	5.50	10.00
Ultimate medical benefits cost trend rate	5.50	5.00

The assets in the schemes and the expected rates of return at 31st March 2002 were:

	UK pension schemes		UK	US pension schemes		US
	Expected long term rate of return %	Value £ million	post-retirement medical benefits schemes value £ million	Expected long term rate of return %	Value £ million	post-retirement medical benefits scheme value £ million
Equities	8.0	416.1	–	9.0	33.5	–
Bonds	5.3	144.7	–	5.5	22.4	–
Property	6.8	33.7	–		–	–
Total market value of assets		594.5	–		55.9	–
Present value of scheme liabilities		(483.7)	(4.7)		(60.0)	(10.9)
Surplus / (deficit) in scheme		110.8	(4.7)		(4.1)	(10.9)
Related deferred tax (liability) / asset		(33.2)	1.4		1.6	4.1
Net retirement benefits asset / (liability)		77.6	(3.3)		(2.5)	(6.8)

If the above amounts had been recognised in the accounts, the group's net assets and profit and loss reserves at 31st March 2002 would be:

		Group £ million	Parent company £ million
Net assets excluding retirement benefits asset / liability		751.9	480.4
Retirement benefits asset / (liability)	– UK pensions	77.6	78.9
	– US pensions	(2.5)	–
	– Medical benefits	(10.1)	(3.2)
	– Other schemes	(0.4)	–
Net assets including retirement benefits asset / liability		816.5	556.1
Profit and loss account reserve excluding retirement benefits reserve		396.4	128.6
Retirement benefits reserve	– UK pensions	77.6	78.9
	– US pensions	(2.5)	–
	– Medical benefits	(10.1)	(3.2)
	– Other schemes	(0.4)	–
Profit and loss account reserve		461.0	204.3

If the profit and loss account for the year ended 31st March 2002 had been restated for FRS 17 the impact would not have been material.

11 Fixed assets – goodwill

	Group £ million	Parent company £ million
Cost		
At beginning of year	9.1	14.5
Additions (note 29)	181.0	–
Disposals (note 30)	(0.4)	–
Exchange adjustments	0.1	–
At end of year	189.8	14.5
Amortisation		
At beginning of year	0.5	14.3
Charge for the year	6.8	–
Exchange adjustments	(0.1)	–
At end of year	7.2	14.3
Net book value at 31st March 2002	**182.6**	**0.2**
Net book value at 31st March 2001	8.6	0.2

Goodwill amortisation of £0.5 million (2001 £0.2 million) arises in Catalysts & Chemicals, £0.1 million (2001 £ nil) in Precious Metals, £0.2 million (2001 £0.1 million) in Colours & Coatings and £6.0 million (2001 £ nil) in Pharmaceutical Materials. Geographically £5.2 million (2001 £ nil) arises in Europe and £1.6 million (2001 £0.3 million) in North America.

12 Fixed assets – tangible assets

12a Group

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Total £ million
Cost				
At beginning of year	140.2	12.7	519.4	672.3
Purchases	13.4	0.9	119.5	133.8
Acquisitions	19.9	–	23.1	43.0
Disposals	(1.1)	–	(25.9)	(27.0)
Disposal of subsidiary	(1.0)	–	(1.6)	(2.6)
Exchange adjustments	(1.3)	(0.1)	(5.6)	(7.0)
At end of year	170.1	13.5	628.9	812.5
Depreciation				
At beginning of year	41.4	5.1	239.0	285.5
Charge for the year	5.2	0.7	42.4	48.3
Disposals	(0.1)	–	(13.1)	(13.2)
Disposal of subsidiary	(0.2)	–	(0.7)	(0.9)
Exchange adjustments	(0.3)	–	(2.0)	(2.3)
At end of year	46.0	5.8	265.6	317.4
Net book value at 31st March 2002	**124.1**	**7.7**	**363.3**	**495.1**
Net book value at 31st March 2001	98.8	7.6	280.4	386.8

The net book value of tangible fixed assets includes £5.8 million (2001 £1.8 million) in respect of assets held under finance leases.

12b Parent company

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Total £ million
Cost				
At beginning of year	52.5	2.2	166.7	221.4
Purchases	9.6	–	37.6	47.2
Disposals	(1.0)	–	(17.9)	(18.9)
At end of year	61.1	2.2	186.4	249.7
Depreciation				
At beginning of year	14.8	1.5	68.0	84.3
Charge for the year	2.0	0.1	14.9	17.0
Disposals	(0.1)	–	(6.8)	(6.9)
At end of year	16.7	1.6	76.1	94.4
Net book value at 31st March 2002	**44.4**	**0.6**	**110.3**	**155.3**
Net book value at 31st March 2001	37.7	0.7	98.7	137.1

The net book value of tangible fixed assets includes £4.3 million (2001 £ nil) in respect of assets held under finance leases.

13 Fixed assets – investments

13a Group

	Investment in associates £ million	Investments listed on overseas stock exchanges £ million	Unlisted investments £ million	Other loans £ million	Total £ million
At beginning of year	0.7	–	0.2	0.1	1.0
Additions	–	–	–	1.0	1.0
Acquired with subsidiaries	–	1.0	0.3	–	1.3
Transfer on acquisition as subsidiary	–	–	(0.2)	(0.4)	(0.6)
Transferred to creditors	0.2	–	–	–	0.2
Losses retained for the year	(0.2)	–	–	–	(0.2)
At end of year	**0.7**	**1.0**	**0.3**	**0.7**	**2.7**

The market value of investments listed on overseas stock exchanges was £1.4 million (2001 £ nil).

13b Parent company

	Other loans £ million	Cost of investment in subsidiary undertakings £ million	Total £ million
At beginning of year	–	210.0	210.0
Additions	0.7	179.3	180.0
At end of year	**0.7**	**389.3**	**390.0**

The principal subsidiary undertakings are shown on page 64.

13c Associates

	Issued share capital	Percentage holding of ordinary share capital %	Country of incorporation
Arora-Matthey Limited	INR 19,920,000	40	India
Oximet SrL	€312,000	33	Italy

Matthey Pharmaceutical Alkaloids, L.L.C., operating in the US, of which the group has a 50% holding, has members' capital of US$395,000.
Universal Pharma Technologies, L.L.C., operating in the US, of which the group has a 50% holding, has members' capital of US$4,700,000.

The group's cost of investment in associates amounted to £0.4 million (2001 £0.4 million).

14 Transactions with related parties

The group's related parties are its associates described in note 13c.

During the year the group supplied thermocouple products to a value of £20,000 to Arora-Matthey Limited (2001 £ nil).

During the year the group purchased £43,000 (2001 £145,000) of raw materials from Oximet SrL. Total balances payable to Oximet SrL at 31st March 2002 were £4,000 (2001 £13,000).

There were no transactions with Matthey Pharmaceutical Alkaloids, L.L.C. during the year (2001 £ nil).

From 20th April 2001 (when Universal Pharma Technologies, L.L.C. was acquired as part of the acquisition of Pharm-Eco Laboratories, Inc.) to 31st March 2002 the group paid royalties of £55,000 and made service charges of £311,000 to Universal Pharma Technologies, L.L.C. Total balances receivable from Universal Pharma Technologies, L.L.C. at 31st March 2002 were £1.4 million, against which a provision of £1.0 million has been made.

15 Stocks

	Group		Parent company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Raw materials and consumables	**47.7**	49.0	**10.3**	12.1
Work in progress – precious metals	**240.1**	120.3	**216.2**	83.9
– other	**28.6**	17.7	**7.7**	6.9
Finished goods and goods for resale	**97.9**	91.8	**12.5**	14.4
Total stocks	**414.3**	278.8	**246.7**	117.3

The group also holds customers' materials in the process of refining and fabrication and for other reasons.

Parent company precious metals includes net metal lent to subsidiary undertakings.

16 Debtors

	Group 2002 £ million	Group 2001 restated £ million	Parent company 2002 £ million	Parent company 2001 restated £ million
Debtors: due within one year				
Trade debtors	**303.9**	357.5	**72.3**	152.4
Amounts owed by subsidiary undertakings	**–**	–	**553.6**	559.7
Amounts owed by associates	**0.4**	–	**–**	–
Other debtors	**17.7**	39.1	**2.9**	20.0
Payment owed for disposals (note 30)	**1.0**	1.0	**–**	–
Current corporation tax	**–**	–	**11.3**	–
Deferred tax asset (note 23)	**0.6**	0.5	**–**	–
Prepaid pensions	**1.9**	–	**–**	–
Prepayments and accrued income	**19.7**	18.1	**6.8**	4.7
	345.2	416.2	**646.9**	736.8
Debtors: due after more than one year				
Prepaid pensions	**108.8**	103.9	**107.7**	103.9
Amounts owed by subsidiary undertakings	**–**	–	**156.8**	142.6
	108.8	103.9	**264.5**	246.5

17 Short term investments

	Group 2002 £ million	Group 2001 £ million	Parent company 2002 £ million	Parent company 2001 £ million
Interest in own shares	**14.9**	13.5	**13.9**	12.2
Investments listed on overseas stock exchanges	**1.7**	2.4	**–**	–
	16.6	15.9	**13.9**	12.2

The interest in own shares represents the cost of the shares held by the group's two Employee Share Ownership Trusts (ESOTs). The ESOTs currently hold 2,634,029 shares which were purchased in the open market, and are held in trust for employees participating in the group's executive share option schemes and long term incentive plan. The purchase of the shares was financed by a contribution of £511,100 and loans of £14,369,817 from the group. At 31st March 2002 the market value of the shares was £24,939,935. Mourant & Co., as trustees for the ESOTs, has waived its dividend entitlement.

The market value of investments listed on overseas stock exchanges was £4.8 million (2001 £25.2 million).

18 Borrowings and finance leases

	Group 2002 £ million	Group 2001 £ million	Parent company 2002 £ million	Parent company 2001 £ million
Borrowings and finance leases falling due after more than one year				
Bank and other loans repayable by instalments				
From two to five years	**0.8**	0.4	**–**	–
From one to two years	**0.1**	0.1	**–**	–
Bank and other loans repayable otherwise than by instalments				
6.36% US Dollar Bonds 2006	**70.2**	70.3	**70.2**	70.3
Other after five years	**6.0**	6.0	**–**	–
Other from two to five years	**104.6**	–	**104.4**	–
Finance leases repayable				
After five years	**3.2**	–	**3.2**	–
From two to five years	**0.7**	0.5	**0.7**	–
From one to two years	**0.2**	0.4	**0.2**	–
Borrowings and finance leases falling due after more than one year	**185.8**	77.7	**178.7**	70.3
Borrowings and finance leases falling due within one year				
Bank and other loans	**64.5**	19.4	**45.2**	–
Finance leases	**1.3**	0.4	**0.2**	–
Borrowings and finance leases falling due within one year	**65.8**	19.8	**45.4**	–
Total borrowings and finance leases	**251.6**	97.5	**224.1**	70.3
Less cash and deposits	**92.6**	237.4	**3.6**	159.1
Net borrowings / (cash) and finance leases	**159.0**	(139.9)	**220.5**	(88.8)

The loans are denominated in various currencies and bear interest at commercial rates.

19 Financial risk management

The group's approach to managing financial risk is described in the Financial Review on page 10.

19a Interest rate risk

	2002 At fixed interest rates £ million	2002 At floating interest rates £ million	2002 Total £ million	2001 At fixed interest rates £ million	2001 At floating interest rates £ million	2001 Total £ million
Financial liabilities						
Sterling	**–**	**72.5**	**72.5**	–	–	–
US dollar	**70.2**	**84.3**	**154.5**	71.0	7.3	78.3
Japanese yen	**–**	**22.3**	**22.3**	–	17.9	17.9
Euro	**–**	**7.7**	**7.7**	–	4.9	4.9
South African rand	**–**	**4.9**	**4.9**	–	–	–
Australian dollar	**–**	**3.1**	**3.1**	–	4.0	4.0
Malaysian ringgit	**–**	**2.9**	**2.9**	–	8.1	8.1
Other currencies	**–**	**6.4**	**6.4**	–	3.2	3.2
	70.2	**204.1**	**274.3**	71.0	45.4	116.4

	2002 Weighted average interest rates %	2002 Weighted average period for which rates are fixed Years	2001 Weighted average interest rates %	2001 Weighted average period for which rates are fixed Years
Fixed rate financial liabilities				
US dollar	**6.36**	**4**	6.38	5

19a Interest rate risk (continued)

The financial liabilities of the group comprised:

	2002 £ million	2001 £ million
Total borrowings and finance leases	**251.6**	97.5
Borrowings generated by swaps	**22.3**	17.9
Other creditors falling due after more than one year	**0.4**	1.0
	274.3	116.4

Floating rate financial liabilities comprise bank borrowings and overdrafts bearing interest at commercial rates.

	2002 At fixed interest rates £ million	2002 At floating interest rates £ million	2002 Interest free £ million	2002 Total £ million	2001 At floating interest rates £ million	2001 Interest free £ million	2001 Total £ million
Financial assets							
Sterling	**–**	**48.1**	**–**	**48.1**	205.0	–	205.0
US dollar	**0.5**	**14.9**	**1.0**	**16.4**	8.1	–	8.1
Euro	**–**	**17.2**	**–**	**17.2**	17.1	–	17.1
Hong Kong dollar	**–**	**14.6**	**–**	**14.6**	14.5	–	14.5
South African rand	**–**	**9.9**	**–**	**9.9**	0.3	–	0.3
Other currencies	**–**	**10.4**	**1.7**	**12.1**	10.3	2.4	12.7
	0.5	**115.1**	**2.7**	**118.3**	255.3	2.4	257.7

	2002 Weighted average interest rates %	2002 Weighted average period for which rates are fixed Years	2001 Weighted average interest rates %	2001 Weighted average period for which rates are fixed Years
Fixed rate financial assets				
US dollar	**7.50**	**8**	–	–

The financial assets of the group comprised:

	2002 £ million	2001 £ million
Cash and deposits	**92.6**	237.4
Deposits generated by swaps	**22.3**	17.9
Fixed assets investments listed on overseas stock exchanges	**1.0**	–
Fixed assets investments other loans	**0.7**	–
Short term investments listed on overseas stock exchanges	**1.7**	2.4
	118.3	257.7

Floating rate financial assets comprise bank deposits bearing interest at commercial rates. Interest free financial assets are shares held in three publicly quoted companies, Ballard Power Systems, Inc., AnorMED Inc. and Immtech International Inc.

19b Currency exposures

After taking into account the effects of forward exchange contracts the group does not have any significant currency exposures on monetary assets and liabilities.

19c Maturity of financial liabilities

	2002 £ million	2001 £ million
In one year or less, or on demand	**88.1**	37.7
In more than one year but not more than two years	**0.7**	1.5
In more than two years but not more than five years	**176.3**	0.9
In more than five years	**9.2**	76.3
	274.3	116.4

19d Undrawn committed borrowing facilities

	2002 £ million	2001 £ million
Expiring in one year or less	**20.1**	25.0
Expiring in more than one year but not more than two years	**–**	25.0
Expiring in more than two years	**127.4**	50.0
	147.5	100.0

19e Fair value of financial instruments

	2002 Book value £ million	2002 Fair value £ million	2001 Book value £ million	2001 Fair value £ million
Cash and deposits	**92.6**	**92.6**	237.4	237.4
Fixed assets investments listed on overseas stock exchanges	**1.0**	**1.4**	–	–
Fixed assets investments other loans	**0.7**	**0.7**	–	–
Short term investments listed on overseas stock exchanges	**1.7**	**4.8**	2.4	25.2
Borrowings and finance leases falling due within one year	**(65.8)**	**(65.8)**	(19.8)	(19.8)
US Dollar Bonds	**(70.2)**	**(70.7)**	(70.3)	(70.0)
Other borrowings and finance leases falling due after more than one year	**(115.6)**	**(115.6)**	(7.4)	(7.4)
Other creditors falling due after more than one year	**(0.4)**	**(0.4)**	(1.0)	(1.0)
Forward exchange contracts	**–**	**0.2**	–	(0.3)
	(156.0)	**(152.8)**	141.3	164.1

The fair value of investments listed on overseas stock exchanges is based on market value. The fair value of the US Dollar Bonds is calculated by discounting cash flows based on the four year Treasury Bond rate plus a margin of 1.35%. The fair value of forward exchange contracts represents the unrealised gain or loss on revaluation of the contracts to year end exchange rates. The fair value of all other financial instruments is approximately equal to book value due to their size, short term nature or the fact that they bear interest at floating rates.

19f Gains and losses on hedges

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These forward contracts are revalued to the rates of exchange at the balance sheet date and any aggregate unrealised gains and losses arising on revaluation are included in other debtors / other creditors. At maturity, or when the contract ceases to be a hedge, gains and losses are taken to the profit and loss account.

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
Unrecognised gains and losses at 31st March 2000	0.7	0.1	0.6
Gains/losses recognised in the year	0.7	0.1	0.6
Gains and losses arising before 31st March 2000 not recognised in 2000/01	–	–	–
Gains and losses arising in 2000/01 not recognised in 2000/01	–	0.3	(0.3)
Unrecognised gains and losses at 31st March 2001	–	0.3	(0.3)
Gains/losses recognised in the year	–	0.3	(0.3)
Gains and losses arising before 31st March 2001 not recognised in 2001/02	–	–	–
Gains and losses arising in 2001/02 not recognised in 2001/02	0.3	0.1	0.2
Unrecognised gains and losses at 31st March 2002	**0.3**	**0.1**	**0.2**
Of which gains and losses expected to be recognised in the year to 31st March 2003	0.3	0.1	0.2

19g Market price risk

The group monitors its interest rate and currency risks and other market price risks to which it is exposed primarily through a process known as 'sensitivity analysis'. This involves estimating the effect on profit before tax over various periods of possible changes in interest rates and exchange rates.

Most of the group's borrowings and deposits are at floating rates. A 1% change in all interest rates would have a 0.6% impact on group profit before tax. This is well within the range the group regards as acceptable.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar since Johnson Matthey's largest single overseas investment is in the US. A 5 cent (3.5%) movement in the average exchange rate for the US dollar against sterling has a 2.0% impact on group profit before tax. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

20 Precious metal leases

Precious metal leases are rental and consignment stock arrangements under which banks provide the group with precious metals for a specified period and for which the group pays a fee. The group holds sufficient precious metal stocks to meet all the obligations under these lease arrangements as they come due.

21 Other creditors

	Group 2002 £ million	Group 2001 £ million	Parent company 2002 £ million	Parent company 2001 £ million
Amounts falling due within one year				
Trade creditors	**167.5**	145.3	**32.7**	26.3
Amounts owed to subsidiary undertakings	**–**	–	**644.1**	624.8
Current corporation tax	**32.9**	51.2	**–**	20.8
Other taxes and social security costs	**8.1**	7.1	**2.2**	3.3
Other creditors	**39.7**	40.2	**8.9**	4.7
Accruals and deferred income	**74.0**	88.1	**29.5**	32.0
Dividends	**37.0**	35.9	**37.0**	35.9
Total other creditors falling due within one year	**359.2**	367.8	**754.4**	747.8
Amounts falling due after more than one year				
Amounts owed to subsidiary undertakings	**–**	–	**0.2**	24.5
Other creditors	**0.4**	1.0	**–**	–
Total other creditors falling due after more than one year	**0.4**	1.0	**0.2**	24.5

22 Provisions for liabilities and charges

22a Group

	Rationalisation provisions £ million	Retirement benefits (note 10c) £ million	Other provisions £ million	Deferred taxation (note 23) £ million	Total £ million
At beginning of year (restated)	–	25.5	4.0	49.7	79.2
Charge for year	25.3	3.4	1.2	13.3	43.2
Acquisitions	–	0.1	–	3.5	3.6
Utilised	(16.4)	(12.2)	(1.4)	–	(30.0)
Credit to recognised gains and losses	–	–	–	(0.2)	(0.2)
Transferred between provisions	–	(1.4)	1.4	–	–
Transferred to prepayments	–	2.6	–	–	2.6
Exchange adjustments	–	(0.1)	–	(0.2)	(0.3)
At end of year	**8.9**	**17.9**	**5.2**	**66.1**	**98.1**

The rationalisation provisions relate to Colours & Coatings and Meconic plc (note 2) and are expected to be fully spent in 2002/03.

22b Parent company

	Retirement benefits (note 10c) £ million	Other provisions £ million	Deferred taxation (note 23) £ million	Total £ million
At beginning of year (restated)	3.9	9.0	27.2	40.1
Charge for year	0.4	0.4	13.1	13.9
Utilised	(0.2)	(3.5)	–	(3.7)
At end of year	**4.1**	**5.9**	**40.3**	**50.3**

23 Deferred taxation

	Group 2002 £ million	Group 2001 restated £ million	Parent company 2002 £ million	Parent company 2001 restated £ million
Timing differences on				
Fixed assets	**23.6**	21.2	**15.2**	16.1
Stock	**(7.0)**	(22.0)	**(7.2)**	(22.2)
UK pension credit	**32.3**	31.2	**32.3**	31.2
Translation differences on foreign currency loans	**11.4**	11.6	**–**	–
Other	**5.2**	7.2	**–**	2.1
	65.5	49.2	**40.3**	27.2
Deferred tax assets (note 16)	**0.6**	0.5	**–**	–
Deferred tax provisions (note 22)	**66.1**	49.7	**40.3**	27.2
	65.5	49.2	**40.3**	27.2

24 Called up share capital

	Authorised Number	Authorised £ million	Allotted, called up and fully paid Number	Allotted, called up and fully paid £ million
Ordinary shares of £1 each				
At beginning of year	291,550,000	291.6	222,511,587	222.5
Purchase of own shares	–	–	(4,931,000)	(4.9)
Executive share option schemes – options exercised	–	–	1,115,076	1.1
At end of year	**291,550,000**	**291.6**	**218,695,663**	**218.7**

At 30th May 2002 there were 4,919,025 options outstanding under the company's executive share option schemes, exercisable at various times up to the year 2011 at prices from 410.39 pence per share to 1083.00 pence per share.

At 30th May 2002 three allocations had been made under the company's long term incentive plan which had yet to mature. The 1999 allocation of 412,356 shares, the 2000 allocation of 317,600 shares and the 2001 allocation of 385,551 shares will mature at the end of their respective three year performance periods in July 2002, July 2003 and July 2004. Should the performance conditions be satisfied, the number of shares allocated, or a proportion thereof, will be released to the participants.

The company has no non-equity share capital.

25 Reserves

25a Group

	Share premium account £ million	Capital redemption reserve £ million	Associates' reserves £ million	Profit & loss account £ million
At beginning of year (restated)	123.2	–	–	461.0
Exchange adjustments	–	–	–	(7.5)
Purchase of own shares	–	4.9	–	(45.9)
Premium on shares issued	5.0	–	–	–
Rollover of share options on acquisitions	–	–	–	0.7
Retained profit / (loss) for the year	–	–	(0.2)	53.8
At end of year	**128.2**	**4.9**	**(0.2)**	**462.1**

At 31st March 2002, the cumulative amount of goodwill, net of goodwill relating to disposals, charged against profit and loss account was £46.0 million (2001 £46.0 million).

In the group accounts, £1.6 million of net exchange gains (2001 £14.7 million losses) on foreign currency borrowings have been offset in reserves against exchange losses (2001 gains) on the translation of the related net investment in overseas subsidiaries.

25b Parent company

	Share premium account £ million	Capital redemption reserve £ million	Profit & loss account £ million
At beginning of year (restated)	123.2	–	279.8
Purchase of own shares	–	4.9	(45.9)
Premium on shares issued	5.0	–	–
Rollover of share options on acquisitions	–	–	0.7
Retained loss for the year	–	–	(33.5)
At end of year	**128.2**	**4.9**	**201.1**

The parent company's profit for the financial year was £19.7 million (2001 restated £6.9 million).

26 Commitments, guarantees and contingent liabilities

	Group		Parent company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Commitments				
Future capital expenditure contracted but not provided	**13.5**	8.1	**8.9**	5.3
Annual commitments under operating leases				
Leases of land and buildings terminating				
Within one year	**0.5**	0.8	**–**	–
In one to five years	**3.4**	3.7	**1.7**	1.7
Over five years	**2.2**	2.1	**1.2**	1.2
Other leases terminating				
Within one year	**0.5**	0.4	**0.3**	0.3
In one to five years	**1.8**	1.4	**0.8**	0.4
Guarantees				
Guarantees of subsidiary undertakings' borrowings	**–**	–	**17.7**	24.4
Other guarantees	**6.1**	0.5	**5.9**	0.5

27 Gross cash flows

27a Returns on investments and servicing of finance

	2002 £ million	2001 £ million
Interest received	**11.0**	18.0
Interest paid	**(15.9)**	(12.0)
Dividends paid to minority shareholders	**–**	(0.2)
Net cash flow for returns on investments and servicing of finance	**(4.9)**	5.8

27b Capital expenditure and financial investment

	£ million	2002 £ million	£ million	2001 £ million
Purchase of tangible fixed assets		(134.1)		(98.8)
Purchase of long term investments		(1.0)		(0.1)
		(135.1)		(98.9)
Sale of tangible fixed assets	0.6		0.9	
Sale of short term investments	3.5		3.3	
		4.1		4.2
Net cash outflow for capital expenditure and financial investment		(131.0)		(94.7)

27c Cash flows on acquisitions and disposals

	£ million	2002 £ million	£ million	2001 £ million
Investment in subsidiary undertakings (note 29)		(142.5)		(3.4)
Cash and overdrafts acquired with subsidiary undertakings (note 29)		(1.0)		0.3
Purchase of businesses		–		(3.1)
		(143.5)		(6.2)
Disposal of French print business (note 30)	(1.0)		–	
Cash disposed of with French print business (note 30)	(1.1)		–	
Closure of Metawave Video Systems Ltd (note 2)	(0.1)		–	
Disposal of Electronic Materials	–		2.5	
Disposal of Organic Pigments	–		(1.9)	
		(2.2)		0.6
Net cash flow for acquisitions and disposals		(145.7)		(5.6)

27d Management of liquid resources

	2002 £ million	2001 £ million
Cash paid into term deposits of less than one year	(0.2)	(13.9)
Cash withdrawn from term deposits of less than one year	0.4	171.7
Net cash flow from management of liquid resources	0.2	157.8

27e Financing

	£ million	2002 £ million	£ million	2001 £ million
Issue of ordinary share capital		6.1		7.9
Purchase of own shares		(50.2)		–
		(44.1)		7.9
Decrease in borrowings falling due within one year	(45.7)		(10.5)	
Increase / (decrease) in borrowings falling due after more than one year	103.4		(1.2)	
Capital element of finance lease rental payments	(0.2)		(0.4)	
		57.5		(12.1)
Net cash flow from financing		13.4		(4.2)

28 Analysis of net debt

	Cash at bank and in hand £ million	Borrowings due within one year – overdrafts £ million	Borrowings due within one year – other £ million	Borrowings due after more than one year £ million	Finance leases £ million	Total £ million
At beginning of year	237.4	(1.5)	(17.9)	(76.8)	(1.3)	139.9
Cash flow						
From cash and overdrafts	(142.5)	(9.2)	–	–	–	(151.7)
From borrowings and finance leases	–	–	45.7	(103.4)	0.2	(57.5)
From term deposits	(0.2)	–	–	–	–	(0.2)
Net cash flow	(142.7)	(9.2)	45.7	(103.4)	0.2	(209.4)
Acquired with subsidiaries	–	–	(46.6)	(0.2)	–	(46.8)
Loan notes issued to acquire subsidiaries	–	–	(38.9)	(1.7)	–	(40.6)
Other non cash changes	–	–	(0.1)	0.1	(4.3)	(4.3)
Effect of foreign exchange rate changes	(2.1)	0.7	3.3	0.3	–	2.2
At end of year	**92.6**	**(10.0)**	**(54.5)**	**(181.7)**	**(5.4)**	**(159.0)**

29 Acquisitions

Meconic plc

On 21st June 2001 the group announced that it had agreed terms for a recommended cash offer for Meconic plc, the quoted UK parent company of Macfarlan Smith, a manufacturer of active pharmaceutical ingredients and fine chemicals based in Edinburgh, Scotland. On 9th July 2001 the group announced that it had acquired over 50% of the company and hence the offer became unconditional. The results of Meconic plc since its acquisition on 9th July 2001 have been included in the results of Pharmaceutical Materials, and were turnover of £54.5 million and operating profit of £10.0 million. This has been accounted for by acquisition accounting. Meconic plc's profit after taxation and minority interests in its last financial year to 30th April 2001 was £6.6 million, and in the period from that date to the date of acquisition was £0.4 million.

The assets and liabilities acquired were:	**Book values immediately prior to acquisition** *£ million*	**Fair value adjustments**			**Fair value at time of acquisition** *£ million*
		Revaluations *£ million*	**Consistency of accounting policies** *£ million*	**Other** *£ million*	
Goodwill	**2.1**	**–**	**–**	**(2.1)**	**–**
Tangible fixed assets	**24.5**	**–**	**–**	**–**	**24.5**
Stocks	**21.0**	**(3.0)**	**–**	**–**	**18.0**
Debtors and prepayments	**14.5**	**(0.3)**	**–**	**–**	**14.2**
Short term investments	**0.1**	**–**	**–**	**–**	**0.1**
Borrowings falling due within one year	**(20.6)**	**–**	**–**	**–**	**(20.6)**
Creditors falling due within one year	**(11.3)**	**–**	**–**	**(0.6)**	**(11.9)**
Provisions for liabilities and charges	**(3.4)**	**–**	**(0.1)**	**–**	**(3.5)**
Total net assets acquired	**26.9**	**(3.3)**	**(0.1)**	**(2.7)**	**20.8**
Goodwill on acquisition					**133.3**
					154.1

Satisfied by:	**£ million**
Purchase consideration – cash	**128.7**
Purchase consideration – loan notes	**18.9**
Purchase consideration – rollover of share options	**0.7**
Costs incurred – cash	**5.7**
Costs incurred – accrued	**0.1**
	154.1

29 Acquisitions (continued)

Meconic plc (continued)

The revaluation fair value adjustments to stocks and debtors and prepayments reflect the write down to estimated realisable value. The fair value adjustment to achieve consistency of accounting policies in provisions for liabilities and charges is to provide for post-retirement medical benefits. The other fair value adjustment to goodwill is to write off goodwill previously capitalised as it is not an identifiable asset. The other fair value adjustment to creditors falling due within one year are to include liabilities not previously fully recognised.

Since acquisition Meconic plc has contributed £10.4 million to net cash inflow from operating activities, paid £0.3 million in respect of returns on investments and servicing of finance, paid £0.3 million of tax and £4.6 million in respect of capital expenditure and financial investment.

Pharm-Eco Laboratories, Inc.

On 20th April 2001 the group acquired Pharm-Eco Laboratories, Inc. located in Massachusetts in the US. The company provides contract research, process development and small scale synthesis services to the pharmaceutical industry, and its post acquisition results have been included in Pharmaceutical Materials. Its turnover and operating profit since acquisition were £11.7 million and £1.9 million respectively. This has been accounted for by acquisition accounting. Pharm-Eco Laboratories, Inc.'s loss after taxation and minority interests in its last financial year to 31st December 2000 was £3.5 million, and in the period from that date to the date of acquisition was £11.2 million most of which related to financing and other one-off costs.

The assets and liabilities acquired were:

	Book values immediately prior to acquisition £ million	Fair value adjustments Revaluations £ million	Fair value adjustments Other £ million	Fair value at time of acquisition £ million
Goodwill	0.1	–	(0.1)	–
Tangible fixed assets	16.8	(0.7)	–	16.1
Investment in associate	0.6	(0.6)	–	–
Other long term investments	2.2	(0.9)	–	1.3
Stocks	0.3	(0.1)	–	0.2
Amount due from associate	1.6	(1.6)	–	–
Debtors and prepayments	1.9	(0.3)	–	1.6
Cash at bank and in hand	0.1	–	–	0.1
Borrowings falling due within one year	(26.0)	–	–	(26.0)
Creditors falling due within one year	(8.3)	–	(0.2)	(8.5)
Total net liabilities acquired	(10.7)	(4.2)	(0.3)	(15.2)
Goodwill on acquisition				22.7
				7.5

Satisfied by:	£ million
Purchase consideration – cash	6.0
Costs incurred – cash	1.5
	7.5

The revaluation fair value adjustments reflect the write down to estimated realisable value. The other fair value adjustment to goodwill is to write off goodwill previously capitalised as it is not an identifiable asset. The other fair value adjustment to creditors falling due within one year is to include a liability not previously fully recognised.

Since acquisition Pharm-Eco Laboratories, Inc. has had a net cash outflow from operating activities of £6.5 million, paid £2.9 million in respect of returns on investments and servicing of finance, received £0.4 million of tax and paid £1.4 million in respect of capital expenditure and financial investment.

29 Acquisitions (continued)

Avocado Research Chemicals Limited

On 7th February 2002 the group acquired Avocado Research Chemicals Limited, a manufacturer and supplier of organic compounds for use in research laboratories, located in Lancashire in the UK. Its post acquisition results have been included in Catalysts & Chemicals and were turnover of £1.1 million and operating profit of £0.6 million. This has been accounted for by acquisition accounting. Avocado Research Chemicals Limited's profit after taxation and minority interests in its last financial year to 30th April 2001 was £1.9 million, and in the period from that date to the date of acquisition was £1.7 million.

The assets and liabilities acquired were:	Book values immediately prior to acquisition £ million	Fair value adjustments - revaluations £ million	Fair value at time of acquisition £ million
Tangible fixed assets	2.3	(0.1)	2.2
Stocks	4.1	(0.7)	3.4
Debtors and prepayments	1.1	(0.1)	1.0
Bank overdrafts	(1.2)	-	(1.2)
Creditors falling due within one year	(1.2)	-	(1.2)
Provisions for liabilities and charges	(0.1)	-	(0.1)
Total net assets acquired	5.0	(0.9)	4.1
Goodwill on acquisition			24.2
			28.3

Satisfied by:	£ million
Purchase consideration – loan notes	21.7
Purchase consideration – deferred and contingent	6.4
Costs incurred – cash	0.2
	28.3

The revaluation fair value adjustments reflect the write down to estimated realisable value.

The deferred consideration is contingent on future operating profits.

Since acquisition Avocado Research Chemicals Limited has had a net cash outflow from operating activities of £0.1 million, paid £0.5 million of tax and £0.2 million in respect of capital expenditure and financial investment.

Oy Smoptech AB

On 31st January 2002 the group acquired 40.7% of Oy Smoptech AB for £0.3 million, increasing the group's holding to 50.7%. This has been accounted for by acquisition accounting. The company is located in Finland and produces advanced polymer fibres for catalyst related products, and its post acquisition results have been included in Catalysts & Chemicals. The fair value of the net liabilities at acquisition was £0.2 million and the value previously included in fixed assets investments was £0.2 million, resulting in goodwill of £0.7 million. Cash acquired was £0.1 million and other loans were £0.2 million.

Changzhou Dongao Zirconium Products Company Limited acquired in the year ended 31st March 2001

On 7th November 2000 the group acquired Changzhou Dongao Zirconium Products Company Limited for £0.4 million. A further £0.1 million was paid this year increasing goodwill by £0.1 million.

30 Disposals

Sale of French print business

On 6th September 2001 the group sold its French print business, Matthey Beyrand et Cie S.A.

Net assets disposed of were:	£ million
Goodwill	0.4
Tangible fixed assets	1.7
Stocks	0.7
Debtors and prepayments	1.4
Cash at bank and in hand	1.1
Creditors falling due within one year	(1.3)
	4.0
Loss on disposal	(5.5)
	(1.5)

Satisfied by:	£ million
Costs incurred – cash	(1.0)
Costs incurred – accrued	(0.1)
Costs incurred – non cash	(0.4)
	(1.5)

UK Minerals sold in the year ended 31st March 1999

On 1st June 1998 the group sold its UK Minerals business for net proceeds of £5.0 million. £1.0 million of the sale proceeds remains in escrow pending completion of a land-swap arrangement relating to a road scheme at the business' premises.

Principal Subsidiary Undertakings and Associates

Europe	Country of incorporation
S.A. Johnson Matthey N.V.	Belgium
† Avocado Research Chemicals Limited	England
Johnson Matthey S.A.	France
Johnson Matthey GmbH	Germany
Johnson Matthey Italia S.p.A.	Italy
Johnson Matthey BV	Netherlands
Johnson Matthey Ceramica (Portugal) Lda	Portugal
† Macfarlan Smith Limited	Scotland
Johnson Matthey Ceramics S.A.	Spain
Almiberia S.A.	Spain
Svenska Emissionsteknik AB	Sweden
Johnson Matthey & Brandenberger AG	Switzerland

North America	
The Argent Insurance Co. Limited	Bermuda
Johnson Matthey Limited	Canada
Johnson Matthey de Mexico, S.A. de C.V.	Mexico
Johnson Matthey Holdings, Inc.	USA
Johnson Matthey Inc.	USA
Johnson Matthey Catalog Company Inc.	USA
Pharm-Eco Laboratories, Inc.	USA

Asia	Country of incorporation
Johnson Matthey Ceramics (Jiangsu) Co. Ltd.	China
Johnson Matthey (Shanghai) Chemicals Limited	China
Johnson Matthey Hong Kong Limited	Hong Kong
*Arora-Matthey Limited (40%)	India
Johnson Matthey India Private Limited (90%)	India
Johnson Matthey Japan, Inc.	USA
† Johnson Matthey Sdn. Bhd. (89%)	Malaysia
Johnson Matthey Ceramics (Malaysia) Sdn. Bhd.	Malaysia
Johnson Matthey (Singapore) Pte Limited	Singapore

Africa	
Johnson Matthey (Pty) Limited	South Africa

Australasia	
Johnson Matthey (Aust.) Limited	Australia
Johnson Matthey (NZ) Limited	New Zealand

South America	
† Johnson Matthey Argentina S.A. (70%)	Argentina
Johnson Matthey Ceramica Ltda	Brazil

Except where otherwise stated, all companies are wholly owned.

* Associate (see note 13c on page 50).

† Investments held by parent company.

All the subsidiary undertakings and associates are involved in the principal activities of the group.

Shareholder Information

Shareholder analysis

Analysis of ordinary shareholders as at 30th May 2002

By category	Number of shares	Percentage
Pension funds	99,314,358	45.40
Insurance Companies	47,929,022	21.91
Investment and Unit Trusts	40,447,632	18.49
Individuals	8,956,935	4.09
Other	22,116,039	10.11
	218,763,986	100.00

By size of holding	Number of holdings	Percentage	Number of shares	Percentage
1 – 1,000	7,101	64.88	3,104,998	1.42
1,001 – 10,000	3,099	28.31	8,100,278	3.70
10,001 – 100,000	497	4.54	17,431,442	7.97
100,001 – 1,000,000	202	1.85	63,174,139	28.88
1,000,001 – 5,000,000	39	0.36	81,212,012	37.12
5,000,001 and over	7	0.06	45,741,117	20.91
	10,495	100.00	218,763,986	100.00

Low Cost Share Dealing Service

A low cost share dealing service is provided by The Share Centre. This service allows shareholders to buy and sell Johnson Matthey shares in a simple and low cost manner. For further details contact The Share Centre, P.O. Box 2000, Aylesbury, Bucks HP21 8ZB telephone: 01296 414141 (e-mail info@share.co.uk).

Dividends

Dividends can be paid directly into shareholders' bank or building society accounts. Shareholders wishing to take advantage of this facility should contact Lloyds TSB Registrars or complete the dividend mandate form attached to their dividend cheque. A Dividend Reinvestment Plan (DRIP) is also available for the benefit of shareholders. Further information can be obtained from the Company Secretary at the company's registered office.

American Depositary Receipts

The company has an unlisted American Depositary Receipt programme administered by The Bank of New York. For further information, please telephone Mr Paul Meskiewicz at The Bank of New York on 001 (212) 815 2175 (e-mail pmeskiewicz@bankofny.com) or visit The Bank of New York's website at www.adrbny.com.

Share price and group information

Information on the company's current share price together with copies of the group's annual and interim reports and major presentations to analysts and institutional shareholders are available on the Johnson Matthey website: www.matthey.com. For capital gains tax purposes the mid-market price of the company's ordinary shares on 31st March 1982 was 253 pence.

Financial calendar 2002

14th June

Final ordinary dividend record date

16th July

111th Annual General Meeting (AGM)

6th August

Payment of final dividend subject to declaration at the AGM

28th November

Announcement of results for six months ending 30th September 2002

Ten Year Record

	1993 £ million	1994 £ million	1995 £ million	1996 £ million	1997 £ million
Turnover					
Parent and subsidiaries	1,853.7	1,955.0	2,177.8	2,528.9	2,423.2
Share of joint ventures	–	–	97.1	156.7	156.9
Total	1,853.7	1,955.0	2,274.9	2,685.6	2,580.1
Operating profit before exceptional items and goodwill amortisation	71.6	81.6	100.4	111.0	116.3
Goodwill amortisation	–	–	–	–	–
Exceptional items	–	–	–	–	–
Total operating profit	71.6	81.6	100.4	111.0	116.3
Other exceptional items	3.7	(11.7)	(0.7)	–	–
Profit before interest	75.3	69.9	99.7	111.0	116.3
Net interest	(1.5)	(4.6)	(4.3)	(8.8)	(8.0)
Profit before taxation	73.8	65.3	95.4	102.2	108.3
Taxation	(25.6)	(23.1)	(34.3)	(34.3)	(33.0)
Profit after taxation	48.2	42.2	61.1	67.9	75.3
Equity minority interests	(0.3)	(0.2)	(1.0)	(1.7)	(1.2)
Profit attributable to shareholders	47.9	42.0	60.1	66.2	74.1
Dividends	(19.1)	(21.8)	(25.9)	(31.4)	(33.6)
Profit retained	28.8	20.2	34.2	34.8	40.5
Earnings per ordinary share (graph 2)	25.5p	22.0p	30.9p	32.5p	34.2p
Earnings per ordinary share before exceptional items and goodwill amortisation (graph 1)	24.2p	25.8p	31.2p	32.5p	34.2p
Dividend per ordinary share (graph 3)	10.3p	11.4p	13.5p	14.5p	15.5p
Summary Balance Sheet					
Assets employed:					
Goodwill	–	–	–	–	–
Tangible fixed assets	263.1	281.1	256.1	321.7	337.7
Fixed assets investments / joint ventures / associates	1.1	1.1	70.9	100.4	84.2
Stocks	155.0	153.6	153.2	196.6	184.7
Debtors and short term investments	185.7	207.2	190.9	232.2	252.6
Other creditors and provisions	(242.3)	(254.2)	(223.4)	(304.0)	(291.1)
	362.6	388.8	447.7	546.9	568.1
Financed by:					
Net borrowings and finance leases / (cash)	90.6	76.1	102.4	134.2	143.7
Retained earnings	80.8	116.9	151.6	99.8	107.4
Share capital, share premium and capital redemption	190.3	194.4	195.7	313.6	316.8
Equity minority interests	0.9	1.4	(2.0)	(0.7)	0.2
Capital employed	362.6	388.8	447.7	546.9	568.1
Cumulative goodwill taken directly to reserves	49.6	50.5	57.5	150.3	156.3
Return on assets (Operating profit before exceptional items and goodwill amortisation / average capital employed and cumulative goodwill taken directly to reserves)	20.2%	19.2%	21.3%	18.5%	16.4%

2001 and prior years have been restated to reflect the changes in accounting policies. The earnings per ordinary share for 1995 and prior years have been adjusted for the bonus element in the 1 for 8 rights issue made on 19th September 1995.

Ten Year Record

1998 £ million	1999 £ million	2000 £ million	2001 £ million	**2002 £ million**
3,138.8	3,385.4	3,866.0	5,903.7	**4,830.1**
128.8	–	–	–	**–**
3,267.6	3,385.4	3,866.0	5,903.7	**4,830.1**
139.2	147.1	146.2	175.0	**193.3**
–	–	(0.2)	(0.3)	**(6.8)**
(4.5)	(1.9)	(9.8)	(0.6)	**(18.1)**
134.7	145.2	136.2	174.1	**168.4**
4.4	8.8	23.4	1.1	**(5.6)**
139.1	154.0	159.6	175.2	**162.8**
(9.0)	(15.9)	(2.4)	5.3	**(6.1)**
130.1	138.1	157.2	180.5	**156.7**
(28.5)	(35.1)	(47.3)	(54.2)	**(50.2)**
101.6	103.0	109.9	126.3	**106.5**
(0.3)	0.7	(0.2)	(0.6)	**0.3**
101.3	103.7	109.7	125.7	**106.8**
(38.7)	(41.3)	(44.3)	(51.3)	**(53.2)**
62.6	62.4	65.4	74.4	**53.6**
46.7p	47.8p	50.5p	57.3p	**49.0p**
42.8p	42.8p	46.6p	57.2p	**60.4p**
17.8p	19.0p	20.3p	23.3p	**24.6p**
–	4.2	5.1	8.6	**182.6**
461.5	480.2	311.3	386.8	**495.1**
4.2	1.8	1.0	1.0	**2.7**
244.8	243.7	253.2	278.8	**414.3**
381.1	439.6	447.7	536.0	**470.6**
(409.9)	(419.6)	(455.0)	(539.8)	**(588.7)**
681.7	749.9	563.3	671.4	**976.6**
225.1	221.6	(165.8)	(139.9)	**159.0**
130.9	200.1	386.8	461.0	**461.9**
319.6	322.4	337.8	345.7	**351.8**
6.1	5.8	4.5	4.6	**3.9**
681.7	749.9	563.3	671.4	**976.6**
171.4	171.4	46.0	46.0	**46.0**
17.6%	16.6%	19.1%	26.4%	**22.2%**

1 Earnings Per Share Before Exceptional Items and Goodwill Amortisation



24.2p
25.8p
31.2p
32.5p
34.2p
42.8p
42.8p
46.6p
57.2p
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

2 Earnings Per Share



25.5p
22.0p
30.9p
32.5p
34.2p
46.7p
47.8p
50.5p
57.3p
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

3 Dividends Per Share



10.3p
11.4p
13.5p
14.5p
15.5p
17.8p
19.0p
20.3p
23.3p
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Company Details

Registered and Head Office

2-4 Cockspur Street
Trafalgar Square
London SW1Y 5BQ
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England – Number 33774

Professional Advisers

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 01903 502541

Lawyers
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Taylor Joynson Garrett
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

Brokers
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

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JM
Johnson Matthey
2-4 Cockspur Street, Trafalgar Square,
London SW1Y 5BQ
Tel 020 7269 8400 Fax 020 7269 8433
www.matthey.com